SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Index

Company Information

Company name:	TIM PARTICIPAÇÕES SA		
Last change in the Company Name:	08/30/2004	**Prior Company Name:**	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	**C.N.P.J.:**	02.558.115/0001-21
CVM Code:	01763-9	**CVM incorporation date:**	08/19/1998
Situação do Registro na CVM:	Active	**Inicial date of record date at CVM:**	09/10/1998
Country of origin:	Brazil	**Contry of securities registration:**	Brazil
Issuer's page in Internet:	www.tim.com.br/ri		
Type of participant:	Listed Company		
Record category at CVM:	Categoria A	**Current category registration date:**	01/01/2010
Issuer's situation:	Operational	**Inicial date:**	10/09/1998
Type of Control:	Private	**Last change in control:**	
Last change in accounting period		**Accounting period:**	**Day:** 30 **Month:** 09
Activity:	Telecommunication		
Activity description:			

Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Parent Company Information – Capital

Number of Shares (units)	Current Quarter 09/30/2012
Paid up Capital	
Common	2,417,632,647
Preferred	-
Total	**2,417,632,647**
Treasury Stock	
Common	795,889
Preferred	-
Total	**795,889**

Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
-	-	-	-	-	-	-

Parent Company Balance Sheet - Assets
(in thousands of Reais)

Account Code	Account Description	09/30/2012	12/31/2011
1	Total Assets	13,750,699	13,324,099
1.01	Current Assets	54,870	356
1.01.01	Cash and Cash Equivalents	23,593	27
1.01.02	Receivables	1	43
1.01.02.01	Trade Accounts Receivable	1	43
1.01.02.01.01	Trade Accounts Receivable	1	43
1.01.06	Taxes and Contributions Recoverable	23,989	594
1.01.06.01	Current Taxes and Contributions Recoverable	23,989	594
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	-	2
1.01.06.01.02	Direct Taxes and Contributions Recoverable	23,989	592
1.01.08	Other Current Assets	7,287	329
1.01.08.03	Other Assets	7,287	329
1.01.08.03.01	Dividends and interests on own capital receivable	-	324
1.01.08.03.02	Other Assets	7,287	5
1.02	Non-Current Assets	13,695,829	12,967,713
1.02.01	Long-Term Assets	34,900	29
1.02.01.01	Sundry Receivables	138	246
1.02.01.01.02	Available for Sale	138	246
1.02.01.09	Other Non-Current Assets	34,762	28,860
1.02.01.09.03	Taxes and Contributions Recoverable	-	3
1.02.01.09.04	Escrow Deposits	34,762	26
1.02.02	Investments	13,503,373	12,781,051
1.02.02.01	Investments on Subsidiaries	13,503,373	12,781,051
1.02.02.01.02	Subsidiaries	13,503,373	12,781,051
1.02.04	Intangible	157,556	158
1.02.04.01	Intangible Assets	157,556	158

Parent Company Balance Sheet - Liabilities and shareholders' equity
(in thousands of Reais)

Account Code	Account Description	09/30/2012	12/31/2011
2	Total Liabilities	13,750,699	13,324,099
2.01	Current Liabilities	47,313	333,749
2.01.01	Social and Labor Obligations	199	80
2.01.01.02	Labor Obligations	199	80
2.01.02	Suppliers - Trade Payable	1,551	2,965
2.01.02.01	Domestic Suppliers	1,546	2,695
2.01.02.02	Foreign suppliers	5	270
2.01.03	Taxes, rates and contributions	3,294	77
2.01.03.01	Federal Obligations	3,256	45
2.01.03.01.01	Fiscal Taxes	3,256	-
2.01.03.01.02	Other Fiscal Taxes	-	45
2.01.03.03	Other taxes	38	32
2.01.03.03.01	ISS payable	38	32
2.01.05	Other Obligations	42,269	330,627
2.01.05.02	Others	42,269	330,627
2.01.05.02.01	Dividends payable	35,908	326,348
2.01.05.02.04	Other Current Liabilities	6,361	4,279
2.02	Non-Current Liabilities	33,363	33,613
2.02.02	Long-Term Liabilities	29,773	29,781
2.02.02.02	Others	29,773	29,781
2.02.02.02.03	Other Liabilities	29,773	29,781
2.02.04	Provisions	3,590	3,832
2.02.04.01	Tax, Labor and Civil Provisions	3,590	3,832
2.02.04.01.01	Fiscal Provisions	542	517
2.02.04.01.02	Civil and Labor Provisions	3,048	3,315
2.03	Shareholders' Equity	13,670,023	12,956,737
2.03.01	Paid up Capital	9,839,770	9,839,770
2.03.02	Capital Reserves	383,785	381,120
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	6,594	3,929
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.04	Revenue Reserves	2,505,211	2,735,847
2.03.04.01	Legal Reserve	290,909	290,909
2.03.04.10	Reserve for expansion	2,215,779	2,444,938
2.03.05	Income/Losses Accumulated	941,257	-

Parent Company - Statements of Income
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 01/07/2012 to 30/09/2012	Year-to-date - current year 01/01/2012 to 09/30/2012	Quarter - prior year 01/07/2011 to 30/09/2011	Year-to-date - prior year 01/01/2011 to 09/30/2011
3.04	Operating Revenues (Expenses)	317,127	922,828	315,027	877,044
3.04.02	General and Administrative	(2,296)	(7,128)	(1,693)	(6,160)
3.04.05	Other Operating Expenses	-	(565)	(3)	(1,030)
3.04.06	Equity Pick Up	319,423	930,521	316,723	884,234
3.05	Operating Income (Loss)	317,127	922,828	315,027	877,044
3.06	Financial	465	21,684	1,404	2,420
3.06.01	Financial Revenues	523	13,607	1,443	2,649
3.06.02	Financial Expenses	(58)	8,077	(39)	(229)
3.07	Income (Loss) Before Taxes /Profit Sharing	317,592	944,512	316,431	879,464
3.08	Income Tax and Social Contribution	439	(3,255)	-	-
3.08.01	Current	439	(3,255)	-	-
3.09	Profit (Loss) for the Period	318,031	941,257	316,431	879,464
3.11	Profit (Loss) for the Period	318,031	941,257	316,431	879,464
3.99	Earnings per share (R$/share)	-	-	-	-
3.99.01	Earnings per share	-	-	-	-
3.99.01.01	Common shares	0,13092	0,3638	0,14276	0,39677

Parent Company - Comprehensive Income Statement
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 01/07/2012 to 30/09/2012	Year-to-date - current year 01/01/2012 to 09/30/2012	Quarter - prior year 01/07/2011 to 30/09/2011	Year-to-date - prior year 01/01/2011 to 09/30/2011
4.01	Profit (Loss) for the Period	318,031	941,257	316,431	879,464
4.03	Comprehensive Income for the Period	318,031	941,257	316,431	879,464

PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD
(in thousands of Reais)

Account Code	Account Description	Year-to-Date - current year 01/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2011 to 09/30/2011
6.01	Net cash and cash equivalents generated (used) by operating activities	1,277,359	521,779
6.01.01	Cash and cash equivalents generated by operating activities	12,197	(6,937)
6.01.01.01	Earning before income tax (EBIT)	944,512	879,464
6.01.01.03	Equity in results of investments	(930,521)	(884,234)
6.01.01.05	Actuarial obligation	-	(189)
6.01.01.07	Monetary fluctuation on escrow deposits and contingencies	(102)	(97)
6.01.01.09	Interest on marketable securities	(1,459)	(1,915)
6.01.01.11	Provision for contingencies	(233)	(278)
6.01.01.12	Other	-	312
6.01.02	Variations in assets and liabilities	1,265,162	528,716
6.01.02.02	Taxes and contributions recoverable	(20,559)	(194)
6.01.02.05	Escrow Deposits	(8,645)	(2,728)
6.01.02.06	Dividends received	1,296,251	530,000
6.01.02.07	Other assets	(2,623)	(2,212)
6.01.02.08	Labor obligations	118	(51)
6.01.02.09	Suppliers	(1,414)	785
6.01.02.10	Taxes and contributions	(39)	(118)
6.01.02.11	Other current and non-current liabilites	2,073	3,234
6.02	Net cash and cash equivalents generated (used) by investment activities	(761,190)	2,284
6.02.01	Marketable securities	1,609	2,284
6.02.02	Paid up Capital - Intelig	(762,799)	-
6.03	Net cash and cash equivalents generated (used) by financing activities	(519,601)	(489,684)
6.03.01	Treasury Stocks	-	(3,369)
6.03.02	Dividends paid	(519,601)	(486,315)
6.05	Increase (decrease) on cash and cash equivalents	(3,432)	34,379
6.05.01	Beginning cash and cash equivalents balance	27,025	6,016
6.05.02	Ending cash and cash equivalents balance	23,593	40,395

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2012 a 09/30/2012
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHARE-HOLDERS' EQUITY
5.01	Beginning balance	9,839,770	381,120	2,735,847	-	-	12,956,737
5.03	Ajusted Beginning balance	9,839,770	381,120	2,735,847	-	-	12,956,737
5.04	Shareholder´s Transactions	-	2,665	(230,636)	-	-	(227,971)
5.04.03	Stock option	-	2,665	-	-	-	2,665
5.04.06	Dividends	-	-	(229,159)	-	-	(229,159)
5.04.08	Other	-	-	(1,477)	-	-	(1,477)
5.05	Total Comprehensive Income	-	-	-	941,257	-	941,257
5.05.01	Profit (Loss) for the Period	-	-	-	941,257	-	941,257
5.07	Ending balance	9,839,770	383,785	2,505,211	941,257	-	13,670,023

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2011 a 09/30/2011
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHARE-HOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	1,760,778	-	-	10,306,003
5.03	Ajusted Beginning balance	8,149,096	396,129	1,760,778	-	-	10,306,003
5.04	Shareholder´s Transactions	15,569	(18,938)	-	-	-	(3,369)
5.04.01	Capital increasing	15,569	(15,569)	-	-	-	-
5.04.04	Treasury Stocks	-	(3,369)	-	-	-	(3,369)
5.05	Total Comprehensive Income	-	-	-	879,464	-	879,464
5.05.01	Profit (Loss) for the Period	-	-	-	879,464	-	879,464
5.07	Ending balance	8,164,665	377,191	1,760,778	879,464	-	11,182,098

Parent Company - Statement of Added Value
(in thousands of Reais)

Account Code	Account Description	Year-to-Date -current year 01/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2011 to 09/30/2011
7.02	Raw Material Acquired from Third Parties	(5,048)	(6,110)
7.02.02	Material, Energy, Services and Others	(5,048)	(6,110)
7.03	Gross Added Value	(5,048)	(6,110)
7.05	Net Added Value Produced	(5,048)	(6,110)
7.06	Added Value Received from Transfers	944,128	886,882
7.06.01	Equity Pick Up	930,521	884,234
7.06.02	Financial Revenues	13,607	2,648
7.07	Total Added Value to Share	939,080	880,772
7.08	Sharing Added Value	939,080	880,772
7.08.01	Labor	1,704	491
7.08.01.01	Cost of Working	1,792	1,157
7.08.01.02	Benefits	103	9
7.08.01.03	F.G.T.S	44	-
7.08.01.04	Others	(235)	(675)
7.08.02	Taxes, Fees and Contributions	4,078	498
7.08.02.01	Federal	4,059	486
7.08.02.02	State	7	12
7.08.03	Earnings - Borrowed Capital	(7,959)	319
7.08.03.01	Interest	(8,087)	223
7.08.03.02	Rentals	128	96
7.08.04	Earnings - Owned Capital	941,257	879,464
7.08.04.03	Retained Earnings (Losses)	941,257	879,464

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

Account Code	Account Description	09/30/2012	12/31/2011
1	Total assets	23,517,490	23,468,617
1.01	Current Assets	7,810,021	8,285,816
1.01.01	Cash and Cash Equivalents	1,945,075	3,262,855
1.01.02	Receivables	1,726	2
1.01.02.01	Trade Accounts Receivable	1,726	2
1.01.02.01.01	Trade Accounts Receivable	1,726	2
1.01.03	Accounts Receivable	3,955,782	3,285,782
1.01.03.01	Clients	3,955,782	3,285,782
1.01.04	Inventories	325,179	273
1.01.06	Taxes and Contributions Recoverable	1,051,397	1,224,260
1.01.06.01	Current Taxes and Contributions Recoverable	1,051,397	1,224,260
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	675,546	608
1.01.06.01.02	Direct Taxes and Contributions Recoverable	375,851	616
1.01.07	Prepaid Expenses	310,732	113
1.01.08	Other Current Assets	220,130	125
1.01.08.03	Others	220,130	125
1.01.08.03.01	Operations with derivatives	110,919	56
1.01.08.03.02	Other assets	109,211	69
1.02	Non-Current Assets	15,707,469	15,182,801
1.02.01	Long-Term Assets	2,893,726	2,752,738
1.02.01.01	Sundry Receivables	22,350	26
1.02.01.01.01	Available for Sale	22,350	26
1.02.01.03	Accounts Receivable	77,268	60
1.02.01.03.01	Clients	77,268	60
1.02.01.06	Deferred Taxes	1,326,402	1,488,235
1.02.01.06.01	Deferred Income Tax and Social Contribution	1,326,402	1,488,235
1.02.01.07	Prepaid Expenses	95,399	93
1.02.01.09	Other Non-Current Assets	1,372,307	1,086,044
1.02.01.09.03	Operations with derivatives	77,421	65
1.02.01.09.04	Other Non-Current Assets	13,832	14
1.02.01.09.05	Escrow Deposits	806,845	608
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	452,839	376
1.02.01.09.07	Direct Taxes and Contributions Recoverable	21,370	23

CONSOLIDATED BALANCE SHEET ASSETS
(in thousands of Reais)

1.02.03	Property, Plant and Equipment	7,034,164	6,624,081
1.02.03.01	Property, Plant and Equipment in Operation	6,498,478	5,991,963
1.02.03.03	Construction work in progress	535,686	632
1.02.04	Intangible	5,779,579	5,805,982
1.02.04.01	Intangibles	4,119,337	4,145,740
1.02.04.01.01	Concession licenses	1,566,500	1,811,001
1.02.04.01.02	Software rights	2,408,528	2,260,770
1.02.04.01.03	Other Intangibles	144,309	73,969
1.02.04.02	Goodwill	1,660,242	1,660,242

CONSOLIDATED BALANCE SHEET LIABILITES AND SHAREHOLDERS EQUITY
(in thousands of Reais)

Account Code	Account Description	09/30/2012	12/31/2011
2	Total liabilities	23,517,490	23,468,617
2.01	Current Liabilities	6,131,057	6,826,026
2.01.01	Social and Labor Obligations	173,517	146
2.01.01.02	Labor Obligations	173,517	146
2.01.02	Suppliers - Trade Payable	3,461,999	3,709,301
2.01.02.01	Domestic Suppliers	3,343,865	3,582,124
2.01.02.02	Non-Domestic Suppliers	118,134	127
2.01.03	Taxes, rates and contributions	792,449	1,147,769
2.01.03.01	Federal Obligations	268,679	606
2.01.03.01.01	Income Tax and Social Contribution Payable	129,224	368
2.01.03.01.02	Other Taxes	139,455	238
2.01.03.02	State Obligations	465,982	490
2.01.03.02.01	ICMS	465,982	490
2.01.03.03	Other taxes	57,788	53
2.01.03.03.01	ISS	57,788	53
2.01.04	Loans and Financing	1,243,591	1,090,174
2.01.04.01	Loans and Financing	1,243,591	1,090,174
2.01.04.01.01	Domestic Currency	744,352	1,043,398
2.01.04.01.02	Other Currencies	499,239	47
2.01.05	Other Obligations	459,501	733
2.01.05.02	Others	459,501	733
2.01.05.02.01	Dividends payable	35,908	326
2.01.05.02.02	Dividends payable	-	-
2.01.05.02.04	Operations with derivatives	48,401	77
2.01.05.02.05	Authorizations Payable	28,298	42
2.01.05.02.06	Other liabilities	346,894	287
2.02	Non-Current Liabilities	3,716,410	3,685,854
2.02.01	Loans and Financing	2,337,309	2,570,409
2.02.01.01	Loans and Financing	2,337,309	2,570,409
2.02.01.01.01	Domestic Currency	1,290,428	1,405,710
2.02.01.01.02	Other Currencies	1,046,881	1,164,699
2.02.02	Other Obligations	650,118	547
2.02.02.02	Others	650,118	547
2.02.02.02.03	Operations with derivatives	55,369	89
2.02.02.02.04	Indirect Taxes and Contributions Payable	242,544	143

CONSOLIDATED BALANCE SHEET LIABILITES AND SHAREHOLDERS EQUITY
(in thousands of Reais)

2.02.02.02.05	Direct Taxes and Contributions Payable	174,209	167
2.02.02.02.06	Other liabilities	177,996	147
2.02.03	Deferred Taxes	123,728	77
2.02.03.01	Deferred Income Tax and Social Contribution	123,728	77
2.02.04	Provisions	605,255	492
2.02.04.01	Tax, Labor and Civil Provisions	315,836	230
2.02.04.01.01	Tax Provisions	144,694	126,530
2.02.04.01.02	Labor Provisions	54,568	56
2.02.04.01.04	Civil Provisions	76,408	42
2.02.04.01.05	Regulatory Provisions	40,166	4
2.02.04.02	Other Provisions	289,419	262
2.02.04.02.03	Asset Retirement Obligation	289,101	262
2.02.04.02.04	Actuarial liabilities	318	318
2.03	Shareholders' Equity	13,670,023	12,956,737
2.03.01	Paid up Capital	9,839,770	9,839,770
2.03.02	Capital Reserves	383,785	381,120
2.03.02.01	Offering's Goodwill	380,560	381
2.03.02.04	Options granted	6,594	4
2.03.02.05	Treasury stock	(3,369)	(3)
2.03.04	Revenue Reserves	2,505,211	2,735,847
2.03.04.01	Legal Reserve	290,909	291
2.03.04.10	Reserve for expansion	2,215,779	2,444,938
2.03.04.11	Other reserves	(1,477)	-
2.03.05	Accumulated Income (Loss)	941,257	-

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 01/07/2012 to 30/09/2012	Year-to-date - current year 01/01/2012 to 09/30/2012	Quarter - prior year 01/07/2011 to 30/09/2011	Year-to-date - prior year 01/01/2011 to 09/30/2011
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,722,425	13,738,034	4,371,388	12,375,409
3.02	Cost of Goods Sold and/or Services Rendered	(2,533,508)	(7,199,983)	(2,220,581)	(6,262,875)
3.03	Gross Income	2,188,917	6,538,051	2,150,807	6,112,534
3.04	Operating Revenues (Expenses)	(1,643,868)	(4,930,808)	(1,637,929)	(4,720,531)
3.04.01	Sales	(1,182,189)	(3,577,475)	(1,236,615)	(3,531,171)
3.04.02	General and Administrative	(242,630)	(786,600)	(241,001)	(728,111)
3.04.04	Other Operating Revenues	12,722	20,691	12,261	33,499
3.04.05	Other Operating Expenses	(231,771)	(587,424)	(172,574)	(494,748)
3.04.05.01	Concessions´ Amortization	(83,336)	(251,478)	(82,290)	(246,515)
3.04.05.02	Other Operating Expenses	(148,435)	(335,946)	(90,284)	(248,233)
3.05	Operating Income (Loss)	545,049	1,607,243	512,878	1,392,003
3.06	Financial	(28,930)	(134,696)	(61,450)	(138,040)
3.06.01	Financial Revenues	209,159	814,570	271,176	541,892
3.06.02	Financial Expenses	(238,089)	(949,266)	(332,626)	(679,932)
3.07	Income (Loss) Before Taxes /Profit Sharing	516,119	1,472,547	451,428	1,253,963
3.08	Income Tax and Social Contribution	(198,088)	(531,290)	(134,796)	(373,894)
3.08.01	Current	(145,568)	(322,783)	(59,161)	(195,646)
3.08.02	Deferred	(52,520)	(208,507)	(75,635)	(178,248)

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Reais)

3.09	Profit (Loss) for the Period	318,031	941,257	316,632	880,069
3.11	Consolidated Profit (Loss) for the Period	318,031	941,257	316,632	880,069
3.11.01	Atributted to shareholders	318,031	941,257	316,632	880,069

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
(in thousands of Reais)

Account Code	Account Description	Quarter - current year 01/07/2012 to 30/09/2012	Year-to-date - current year 01/01/2012 to 09/30/2012	Quarter - prior year 01/07/2011 to 30/09/2011	Year-to-date - prior year 01/01/2011 to 09/30/2011
4.01	Profit (Loss) for the Period	318,031	941,257	316,632	880,069
4.03	Comprehensive Income for the Period	318,031	941,257	316,632	880,069
4.03.01	Atributted to Shareholder's	318,031	941,257	316,632	880,069

CONSOLIDATED CASH FLOW STATEMENTS – INDIRECT METHOD
(in thousands of Reais)

Accont Code	Account description	Year-to-Date - current year 01/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2011 to 09/30/2011
6.01	Net cash and cash equivalents generated (used) by operating activities	1,863,877	2,028,197
6.01.01	Cash and cash equivalents generated by operating activities	3,979,287	3,630,868
6.01.01.01	Earnings before income tax (EBIT)	1,472,547	1,253,963
6.01.01.02	Depreciation and amortization	1,977,749	1,948,945
6.01.01.04	Actuarial obligation	-	(189)
6.01.01.05	Loss and disposal of fixed assets	9,788	11,370
6.01.01.06	Interest on ARO	1,093	(951)
6.01.01.07	Provision for contingencies	183,342	109,661
6.01.01.08	Monetary fluctuation on escrow deposits and contingencies	30,275	(27,056)
6.01.01.09	Interest and monetary and exchange variation on loans	222,900	258,284
6.01.01.10	Interest on marketable securities	(112,033)	(127,921)
6.01.01.11	Other financial adjustments	(7,738)	35,684
6.01.01.12	Allowance for doubtful accounts	198,699	169,078
6.01.01.13	Stock options	2,665	-
6.01.02	Variations in assets and liabilities	(2,115,410)	(1,602,671)
6.01.02.01	Accounts receivable	(829,260)	(547,737)
6.01.02.02	Taxes and contributions recoverable	140,685	(272,670)
6.01.02.03	Inventories	(52,007)	(124,537)
6.01.02.04	Prepaid expenses	(200,064)	(220,362)
6.01.02.06	Escrow deposits	(173,969)	(155,845)
6.01.02.07	Other current and non-current assets	(38,198)	14,852
6.01.02.08	Labor obligations	27,714	34,347
6.01.02.09	Suppliers	(275,309)	(216,009)
6.01.02.10	Taxes, fees and Contributions payable	(584,280)	(59,010)
6.01.02.12	Provision for contingencies	(152,550)	(131,048)
6.01.02.13	Authorizations payable	(14,122)	60,647
6.01.02.14	Other	35,950	14,701
6.02	Net cash and cash equivalents generated (used) by investment activities	(2,229,425)	(1,736,596)

CONSOLIDATED CASH FLOW STATEMENTS – INDIRECT METHOD
(in thousands of Reais)

6.02.01	Marketable securities	115,703	140,351
6.02.02	Additions to property plant and equipment and intangibles	(2,371,217)	(1,876,930)
6.02.04	Other	26,089	(17)
6.03	Net cash and cash equivalents generated (used) by financing activities	(952,232)	(537,964)
6.03.01	New loans	520,768	757,333
6.03.02	Loans amortization	(895,659)	(745,462)
6.03.03	Dividends paid	(519,601)	(486,315)
6.03.04	Operations with derivatives	(57,191)	(60,151)
6.03.05	Treasury stocks	-	(3,369)
6.03.06	Grouping effects of Fiber's Stocks	(549)	-
6.05	Increase (decrease) on cash and cash equivalents	(1,317,780)	(246,363)
6.05.01	Beginning cash and cash equivalents balance	3,262,855	2,376,232
6.05.02	Ending cash and cash equivalents balance	1,945,075	2,129,869

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2012 a 09/30/2012
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Earnings (Losses)	TOTAL SHARE-HOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	381,120	2,735,847	-	-	12,956,737	-	12,956,737
5.03	Prior year adjusted	9,839,770	381,120	2,735,847	-	-	12,956,737	-	12,956,737
5.04	Shareholder´s Transactions	-	2,665	(230,636)	-	-	(227,971)	-	(227,971)
5.04.03	Options granted	-	2,665	-	-	-	2,665	-	2,665
5.04.06	Dividends	-	-	(229,159)	-	-	(229,159)	-	(229,159)
5.04.08	Other	-	-	(1,477)	-	-	(1,477)	-	(1,477)
5.05	Comprehensive income statement	-	-	-	941,257	-	941,257	-	941,257
5.05.01	Net income for the period	-	-	-	941,257	-	941,257	-	941,257
5.07	Ending balance	9,839,770	383,785	2,505,211	941,257	-	13,670,023	-	13,670,023

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2011 a 09/30/2011
(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Earnings (Losses)	TOTAL SHARE-HOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	396,129	1,755,584	-	-	10,300,809	-	10,300,809
5.03	Prior year adjusted	8,149,096	396,129	1,755,584	-	-	10,300,809	-	10,300,809
5.04	Shareholder´s Transactions	15,569	(18,938)	-	-	-	(3,369)	-	(3,369)
5.04.02	Issuing Stocks Expenses	15,569	(15,569)	-	-	-	-	-	-
5.04.04	Treasury Stocks	-	(3,369)	-	-	-	(3,369)	-	(3,369)
5.05	Comprehensive income statement	-	-	-	880,069	-	880,069	-	880,069
5.05.01	Net income for the period	-	-	-	880,069	-	880,069	-	880,069
5.07	Ending balance	8,164,665	377,191	1,755,584	880,069	-	11,177,509	-	11,177,509

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

CONSOLIDATED STATEMENT OF ADDED VALUE
(in thousands of Reais)

Account code	Account description	Year-to-Date - current year 01/01/2012 to 09/30/2012	Year-to-date - prior year 01/01/2011 to 09/30/2011
7.01	Revenues	17,968,868	16,184,253
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	18,167,567	16,353,331
7.01.04	Provision/Reversal for doubtful debts	(198,699)	(169,078)
7.02	Raw Material Acquired from Third Parties	(8,173,494)	(7,302,535)
7.02.01	Cost of Goods Sold and/or Services Rendered	(5,599,177)	(4,787,790)
7.02.02	Material, Energy, Services and Others	(2,574,317)	(2,514,745)
7.03	Gross Added Value	9,795,374	8,881,718
7.04	Retentions	(1,977,749)	(1,948,945)
7.04.01	Depreciation and Amortization	(1,977,749)	(1,948,945)
7.05	Net Added Value Produced	7,817,625	6,932,773
7.06	Added Value Received from Transfers	814,570	541,892
7.06.02	Financial Revenues	-	-
7.07	Total Added Value to Share	8,632,195	7,474,665
7.08	Sharing Added Value	8,632,195	7,474,665
7.08.01	Labor	438,131	382,629
7.08.01.01	Cost of Working	297,735	268,953
7.08.01.02	Benefits	101,948	79,006
7.08.01.03	F.G.T.S.	28,789	24,999
7.08.01.04	Others	9,659	9,671
7.08.02	Taxes, Fees and Contributions	6,028,459	5,313,668
7.08.02.01	Federal	2,379,863	2,024,889
7.08.02.02	State	3,638,669	3,279,969
7.08.02.03	Municipal	9,927	8,810
7.08.03	Earnings - Borrowed Capital	1,224,348	898,299
7.08.03.01	Interest	934,469	674,887
7.08.03.02	Rentals	289,879	223,412
7.08.04	Earnings - Owned Capital	941,257	880,069
7.08.04.03	Retained Earnings (Losses)	941,257	880,069

TIM PARTICIPAÇÕES S.A.

NOTES TO QUARTERLY INFORMATION
As at September 30, 2012
(In thousands of *Reais*, unless otherwise indicated)

1. Operations

TIM Participações S.A. ("TIM Participações" or "Company") is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Itália Group and holds 66.68% of the total capital of TIM Participações as at September 30, 2012 and December 31, 2011. The Company's main purpose is to control companies providing telecommunications services. The services provided by TIM Participações' subsidiaries are regulated by the *Agência Nacional de Telecomunicações* ("Anatel").

The Company's shares are traded on BM&F/Bovespa. Additionally, TIM Participações has Level II American Depositary Receipts (ADR) traded on the New York Stock Exchange. Consequently, the Company is subject to the rules of the Brazilian Securities Commission (*Comissão de Valores Mobiliários* or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with good market practice, TIM Participações adopts the principle of simultaneous disclosure of its financial information in *Reais* in the two markets, in Portuguese and English.

Through Act 4634, dated August 11, 2009, Anatel approved the acquisition of Intelig Telecomunicações S.A. ("Intelig") by TIM Participacoes. This act also granted a period of 18 months for the elimination of geographic overlap of STFC licenses held by TIM Celular S.A. ("TIM Celular") and Intelig. The 18-month period started with the transfer of corporate control of Intelig in accordance with Brazilian law, that is, December 30, 2009. The original period was extended by 12 months, with the publication by Anatel of Act no. 4559, dated June 29, 2011.

On December 30, 2011, TIM Participações S.A. officially notified Anatel that the STFC licenses held by Intelig for Domestic Long Distance and International Long Distance voice services would be discontinued. Thus, the long-distance "code 23" ceased to exist as of June 30, 2012. Additionally, Anatel was notified that TIM Celular's STFC license for local services would be discontinued at June 30, 2012. Upon the elimination of license overlap in this period, Anatel convened the subsidiaries TIM Celular and Intelig for execution of new Instruments of Authorization adjusted to the new scenario for provision of STFC services. These new Instruments were signed in the end of October 2012.

Direct subsidiaries

(a) TIM Celular S.A.

The Company holds 100% of TIM Celular's capital. Until June 30, 2012, this subsidiary has been providing the following services, in all Brazilian states:

- Personal Mobile Service ("SMP");
- Landline Telephone Services ("STFC") – Local, Domestic Long Distance and International Long Distance voice services; and
- Multimedia Communication Service ("SCM").

As previously mentioned, from the third quarter of 2012 on, this subsidiary started rendering STFC services only for domestic and international long distance. The SMP and SCM services remained unchanged.

- **Acquisition and merger of TIM Fiber SP and TIM Fiber RJ**

TIM Celular acquired, in the fourth quarter of 2011, a 100% interest in Eletropaulo Telecom Ltda. (currently TIM Fiber SP Ltda. - "TIM Fiber SP") and a 98.3% interest in AES Communications Rio de Janeiro SA (currently TIM Fiber RJ S.A. - "TIM Fiber RJ"), SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. These acquisitions had as their main objective the Company's expansion of operations in high-speed data communications, enabling the subsidiaries to offer new products to its customers, reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

After the acquisition of AES Communications Rio de Janeiro SA, TIM Celular extended to the minority shareholders of this entity an offer to purchase their shares at the same price offered to the former controlling company. Through the end of this offer, on February 27, 2012, TIM Celular had acquired an additional 1.4% interest in the entity.

On July 18, 2012, in an Extraordinary Shareholders' Meeting, TIM Fiber RJ's shareholders approved a reverse split of its shares converting each lot 50,000 common shares into 1 common share. As a result, TIM Celular became a 100% shareholder of TIM Fiber RJ. The fractions of shares arisen from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective participation in the capital of TIM Fiber RJ at the moment of the reverse split. The right of reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that deliberated about the reverse split.

On August 29, 2012, TIM Fiber RJ and TIM Fiber SP submitted their SCM license waiver to Anatel. On the same day, (i) the Shareholders' Meeting of TIM Fiber SP and (ii) the Annual Shareholders' Meetings of TIM Fiber RJ and TIM Celular, resolving on the merger of the former two into the

structure of the latter. Due to this operation, all the client bases of TIM Fiber RJ and TIM Fiber SP migrated to TIM Celular.

(b) Intelig Telecomunicações Ltda.

The Company holds 100% of Intelig's capital. Until June 30, 2012, this subsidiary has been providing the following services, in all Brazilian states:

- STFC Local, Domestic Long Distance and International Long Distance voice services; and
- SCM.

As previously mentioned, from the third quarter of 2012 on, this subsidiary will provide STFC services only for local coverage. The SCM services remained unchanged.

Suspension by Anatel of chip sales

On July 18, 2012, Anatel issued an Injunction determining the suspension of the sale of chips and activation of new users in TIM Celular. This act is valid for TIM Celular in 18 Brazilian States, plus the Federal District, as from July 23, 2012.

On July 24, 2012, TIM Celular submitted its National SMP Improvement Plan to Anatel, which was the subject matter of several meetings with the Agency, resulting in two amendments presented on July 25 and August 1, 2012, and in the issuance of an Order on August 2, 2012, which permitted the sale activation of new chips.

2. Licenses

Licenses to use radio frequencies for providing SMP services are for a fixed period. They have the following expiration dates, with possibility of one time renewal for a further 15 years. Renewals must then be confirmed every two years, with an obligation to pay to the Granting Authority in an amount equal to 2% of the net revenues recorded in the first year of each two-year confirmation period. The payment considers only the net revenues directly related to the regions covered by each renewed license. The SMP licenses in force on September 30, 2012 are shown in the table below:

		Expiration date		
	Concession areas	800MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 and 2,100 MHz (3G)
1	Amapá, Roraima, Pará, Amazonas and Maranhão	March, 2016	April, 2023	April, 2023
2	Rio de Janeiro and Espírito Santo	March, 2016	-	April, 2023
3	Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	March, 2016	-	April, 2023
4	São Paulo	March, 2016	-	April, 2023
5	Paraná (except municipalities of Londrina and Tamarana)	September, 2022*	April, 2023	April, 2023
6	Santa Catarina	September, 2023*	April, 2023	April, 2023
7	Municipality and region of Pelotas in Rio Grande do Sul	April, 2024*	-	April, 2023
8	Pernambuco	May, 2024*	-	April, 2023
9	Ceará	November, 2023*	-	April, 2023
10	Paraíba	December, 2023*	-	April, 2023
11	Rio Grande do Norte	December, 2023*	-	April, 2023
12	Alagoas	December, 2023*	-	April, 2023
13	Piauí	March, 2024*	-	April, 2023
14	Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	April, 2013	April, 2023	April, 2023
15	Bahia and Sergipe	August, 2027	-	April, 2023

* Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.

In December 2011, TIM Celular participated in the Public Bid No. 001/2011/PVCP/SPV – Anatel and acquired 9 lots in the 1,800 MHz radio frequency band. These acquisitions supplement its transmission capacity in the states of Rio Grande do Sul, Espírito Santo and São Paulo (interior), as well as in states comprising the Center-West region. As the winning bidder, the subsidiary will undertake to pay a total of R$80,000 for the remaining period of the grants in these states. The final awarding of these lots is scheduled to take place in the last quarter of 2012, which is the reason why these intangible assets have not yet been recorded in the Company's financial statements.

Additionally, in June 2012, TIM Celular and Intelig participated in the Auction for the acquisition of radio frequencies for the "4th Generation of SMP" (Public Bid No. 004/2012/PVCP/SPV – Anatel). The Companies were the winners of 6 lots (1 national lot and 5 regional lots) in the amount of R$382,000. These lots enable the use of the 2.5 GHz frequency throughout the national territory for 15 years, with the possibility of renewal for an additional 15 years. The Authorization contracts were signed in October 2012, which is the reason why these intangible assets have not yet been recorded in the Company's financial statements. For more details, refer to footnote 48.

The terms of the STFC and SCM licenses held by TIM Participações' direct and indirect subsidiaries are undetermined.

3. Basis for preparation and submission of Quarterly Information

The significant accounting policies applied to the preparation of this quarterly information are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The consolidated financial statements have been prepared in accordance with CPC 21/IAS 34 - "Interim Statements". While avoiding discrepancies in relation to the application of the CPC 21/IAS 34, the Company also adopts the accounting policies arising from Brazilian corporate law and specific rules issued by the CVM and the National Telecommunications Agency - ANATEL.

The individual quarterly information has been prepared according to CPC 21 – "Interim Statements" and is shown along with the consolidated quarterly information.

The individual and the consolidated interim statements must be read in conjunction with the annual financial statements for the year ended December 31, 2011, prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board - IASB

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution tax balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of IAS 1.

The preparation of quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. Those areas requiring a greater level of judgment and having greater complexity, as well as the areas in which assumptions and estimates are material for the quarterly information, are shown in Note 5.

b. Comparability of Quarterly Information

The Company and its subsidiaries aim to continuously improve their corporate governance level, the presentation of quarterly information and, especially, the alignment with accounting practices required by the Brazilian Securities Commission (CVM) and with international practices specifically applicable to their field of activity. In this sense, the Company and its subsidiaries performed an analysis of the best accounting practices applicable to their field of activity, which resulted in changes, the effects of which are stated below, as well as in quarterly information that is substantially different from that previously published and made available to the shareholders.

As provided for in Note 2, after the expiration date of the licenses which set forth the right to use the radio frequency for providing SMP service, ANATEL grants a right to renewal for an additional 15 years. In this case, at every two years, the Granting Authority should receive the amount of 2% of the previous year's net revenues from each region supported.

The Company previously adopted the procedure of recording the amount of this renewal as "Cost of Services Provided" in the income statement in proportion to the corresponding period. In the second quarter of 2012, the Company decided to modify the accounting treatment, capitalizing the full amount of the renewal of the license and amortizing it over the established term. Such accounting treatment was

retroactively adopted for previous years, and the appropriate adjustments and/or reclassifications were made as follows:

(i) Represents the capitalization of the renewal of licenses, net of amortization;

(ii) Reclassification of the existing liability balance as of December 31, 2011, which was previously recorded as "Indirect taxes, fees and contributions", to "Licenses payable";

(iii) Represents the recording of liabilities for the renewal of licenses payable;

(iv) Reclassification of license renewal expenses from "Costs of Services Provided" to "Other Operating Expenses" in the "amortization of concessions" subgroup.

(v) Represents the capitalization of insurance on licenses, net of amortization, which was previously recorded as "Prepaid expenses";

(vi) Reclassification of unlicensed insurance expenses from "Costs of services provided" to "Other operating expenses" in the "Amortization of concessions" subgroup.

NOTES TO QUARTERLY INFORMATION

	Consolidated December 31, 2011			
Assets	Original	(i)	(v)	Adjusted
Current Assets				
Cash and cash equivalents	3,262,855	-	-	3,262,855
Financial assets at fair value through profit or loss	1,872	-	-	1,872
Accounts receivable	3,285,782	-	-	3,285,782
Inventories	273,171	-	-	273,171
Indirect taxes and contributions recoverable	608,025	-	-	608,025
Direct taxes and contributions recoverable	616,235	-	-	616,235
Prepaid expenses	114,502	-	(1,310)	113,192
Derivative transactions	55,889	-	-	55,889
Other assets	68,795	-	-	68,795
	8,287,126	-	(1,310)	8,285,816
Non-current Assets				
Financial assets at fair value through profit or loss	25,873	-	-	25,873
Accounts receivable	59,712	-	-	59,712
Indirect taxes and contributions recoverable	376,479	-	-	376,479
Direct taxes and contributions recoverable	22,739	-	-	22,739
Deferred income and social contribution taxes	1,488,235	-	-	1,488,235
Court deposits	607,627	-	-	607,627
Prepaid expenses	92,874	-	-	92,874
Derivative transactions	65,315	-	-	65,315
Other assets	13,884	-	-	13,884
Property, plant and equipment	6,624,081	-	-	6,624,081
Intangible assets	5,774,276	30,396	1,301	5,805,982
			-	
	15,151,095	30,396	1,310	15,182,801
Total assets	23,438,221	30,396	-	23,468,617

NOTES TO QUARTERLY INFORMATION

	Consolidated December 31, 2011			
	Original	**(ii)**	**(iii)**	**Adjusted**
Liabilities				
Current Liabilities				
Suppliers	3,709,301	-	-	3,709,301
Loans and financing	1,090,174	-	-	1,090,174
Derivative transactions	77,055	-	-	77,055
Labor obligations	145,803	-	-	145,803
Indirect taxes, fees and contributions	705,669	(12,024)	-	693,645
Direct taxes, fees and contributions	454,124	-	-	454,124
Dividends payable	326,348	-	-	326,348
Licenses payable	-	-	42,420	42,420
Other liabilities	287,156	-	-	287,156
	6,795,630	(12,024)	42,420	6,826,026
Non-current Liabilities				
Loans and financing	2,570,409	-	-	2,570,409
Derivative transactions	89,078	-	-	89,078
Indirect taxes, fees and contributions	142,953	-	-	142,953
Direct taxes, fees and contributions	167,447	-	-	167,447
Deferred income and social contribution taxes	77,055	-	-	77,055
Provision for contingencies	229,521	-	-	229,521
Pension plans and other post-employment benefits	318	-	-	318
Provision for future asset retirement	261,918	-	-	261,918
Other liabilities	147,155	-	-	147,155
	3,685,854	-	-	3,685,854
Shareholders' Equity				
Capital stock	9,839,770	-	-	9,839,770
Capital reserves	384,489	-	-	384,489
Profit reserves	2,735,847	-	-	2,735,847
Treasury shares	(3,369)	-	-	(3,369)
	12,956,737	-	-	12,956,737
Total liabilities and shareholders' equity	23,438,221	(12,024)	42,420	23,468,617

	Consolidated Nine-month period ended September 30, 2011			
	Original	(iv)	(vi)	Reclassified
Net operating revenue	12,375,409	-	-	12,375,409
Costs of services provided and goods sold	(6,280,642)	16,135	1,632	(6,262,875)
Gross profit	6,094,767	16,135	1,632	6,112,534
Operating (expenses) revenues:				
Selling expenses	(3,531,171)	-	-	(3,531,171)
General and administrative expenses	(728,111)	-	-	(728,111)
Other net operating expenses	(443,482)	(16,135)	(1,632)	(461, 249)
	(4,702,764)	(16,135)	(1,632)	(4,720,531)
Operating profit	1,392,003	-	-	1,392,003
Financial (expenses) revenues:				
Financial revenues	541,892	-	-	541,892
Financial expenses	(679,932)	-	-	(67,932)
	(138,040)	-	-	(138,040)
Income before income and social contribution taxes	1,253,963	-	-	1,253,963
Income and social contribution taxes	(373,894)	-	-	(373,894)
Net income for the period	880,069	-	-	880,069

c. Approval of Quarterly Information

This quarterly information was approved by the Board of Directors of the Company on October 30, 2012.

4. Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company's quarterly information (BR GAAP) and for the consolidated accounts (IFRS).

a. Functional currency and presentation currency

NOTES TO QUARTERLY INFORMATION

The presentation currency for the quarterly information is the Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Earnings and losses linked to these items are recorded in the income statement.

b. Consolidation procedures

Subsidiaries are all entities whose financial and operating policies can be conducted by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of potential voting rights, that are currently exercisable or convertible, are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

The following companies are consolidated in the quarterly information:

		Interest	
Corporate Name	**Status**	**09/2012**	**12/2011**
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%
TIM Fiber RJ S.A*	Indirect subsidiary	-	100%
TIM Fiber SP Ltda.*	Indirect subsidiary	-	100%

* On August 29, 2012, the companies TIM Fiber RJ and TIM Fiber SP merged into TIM Celular, as mentioned in note 1.

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as income.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

c. Information by segment

Operating segments are the entity's components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity's chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d. Cash and cash equivalents

Cash and cash equivalents include cash, bank cash deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in amount.

e. Financial assets and liabilities

e.1 Financial assets

e.1.1 Classification

The Group classifies its financial assets in the following categories: (1) measured at fair value through profit and loss, (2) held to maturity, (3) loans and receivables and (4) held for sale. On all dates shown in this quarterly information, only assets classified in categories one and three appear. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets valued at fair value through profit and loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not use hedge accounting.

(b) Loans and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the quarterly information they are classified as "accounts receivable" or "other assets".

e.1.2 Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments measured at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After that date, changes in their fair value are directly booked in income for the year as financial revenues and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

Dividends from financial assets measured at fair value through profit or loss and from equity instruments available for sale, such as shares, are recognized in the income statement as part of other income, when the Group's right to receive the dividends is established.

e.1.3 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4 Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets, and that event (or events) of loss has (have) an impact on the estimated future cash flows of the financial asset, or group of financial assets, which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

- Material financial difficulties of the issuer or borrower;
- A breach of contract, such as default or late payment of interest or principal;
- The Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;
- It is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;
- The disappearance of an active market for that financial asset because of financial difficulties, or
- Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:

    (i) adverse changes in the payment status of borrowers in the portfolio;
    (ii) national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured at the difference between the book value of the assets and the new value calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year.
If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

e.2 Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and loans and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities measured at fair value through profit or loss, including financial liabilities usually negotiated before maturity and derivatives. At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial revenues or expenses. On the dates presented in this quarterly information, this category is composed basically of derivative financial instruments

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial expenses, according to the effective interest rate method, is recognized in the income statement under "financial expenses". On the dates of presentation of this quarterly information, this category includes mainly loans and financing and accounts payable to suppliers of the Company.

f. Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less an allowance for doubtful debts ("PCLD" or "impairment").

The allowance for doubtful debts is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

g. Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value when this amount is less than the average acquisition cost.

h. Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i. Prepaid expenses

These are stated at actual amounts disbursed and not yet incurred. They are allocated to expense as incurred.

j. Court deposits

These are stated at historical cost and adjusted according to the legislation in force.

k. Investments

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly information.

l. Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight line method over terms that take into account the expected useful lives of the assets and their residual value (note 17). The Company recognizes its assets by individual component.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified as financial expenses. The accounting for this obligation is made according to IFRIC 1.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in "Other operating expenses, net" in the income statement.

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

m. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development, and (iii) subsidies on the sale of handsets and mini modems. Intangible assets also include goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the useful life of the assets. The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is the positive difference between the amount paid or payable and the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill, it should be recorded as a gain in the income statement for the period, at the date of acquisition.

As provided for in IFRS 3, when the assessment of fair values of assets and liabilities identified as belonging to a business combination is incomplete on the date of presentation of financial statements, the Company recognizes, in its financial information, the provisional values of the assets and liabilities under analysis. In this case, the subsequent completion of the purchase accounting process may give rise to a retrospective adjustment of the accounting balances of assets and liabilities, applying these adjustments as at the effective date of purchase of the entity acquired. Such procedures may affect the value of goodwill and that of other assets. The accounting standard in force establishes that the purchase accounting process should be concluded within one year after the date of purchase.

As set forth in the accounting standards, the goodwill is not amortized and must be tested annually to identify probable impairment and then recorded at its cost less these losses (if they exist). Goodwill is allocated to the Cash Generating Units for purposes of impairment testing. The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software to make it available for use;

- Management plans to complete the software and use it or sell it;

- the software will generate probable future economic benefits, that can be demonstrated;

- technical, financial and other resources are available to conclude development and use or sell the software, and

- the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

n. Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized at the amount by which the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly information reporting date.

o. Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

p. Accounts payable to suppliers

NOTES TO QUARTERLY INFORMATION

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

q. Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee's original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional upon employees remaining in employment for a specific period of time (the vesting period). In this case, past service costs are amortized on the straight-line method over that vesting period.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The Company has no additional obligation for payment after the contribution is made. Contributions are recognized as employee benefit expenses when payable.

Stock option

The Company operates share-based compensation plans, which are settled with shares, through to which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. The latter excludes the impact of any vesting conditions based on service and performance which are not market-related (for example, profitability, sales increase targets and remaining in employment for a specific period of time). Non-market-related vesting conditions are included in the assumptions underlying the number of option which will vest. The total expense amount is recognized during the period over which the right vests, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

r. Income and social contribution taxes

Income taxes for the period include current and deferred income and social contribution taxes, and transactions are recognized in the income statement. Income and social contribution tax balances have not been recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement.

Current balances

The current income and social contribution tax charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

Deferred income and social contribution tax credits and debits are shown net, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

s. Provision for contingencies

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company's internal and external legal consultants and by Management.. Situations where losses are considered possible are subject to disclosure and those where losses have been considered remote are not disclosed.

t. Shareholders' equity

The principal items which affect the Company's shareholders' equity are subject to the following accounting practices:

Capital stock

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company's shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company's shareholders' equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders' equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company's By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or in payment of dividends exceeding the minimum compulsory amount, for example, is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting.

u. Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, etc., and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

Interconnection and roaming traffic revenues are recorded separately, without offsetting the amounts owed to other telecom operators.

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

v. Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases. Payments made for operating leases (net of any incentives received from the lessor) are recognized in the income statement using the straight-line method over the lease period.

w. New standards, changes and interpretations of standards not yet in force

The following new standards, changes and interpretations of standards were issued by the IASB, but they are not valid for the year 2012. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CPC.

. IAS 19 - "Benefits to Employees" amended in June 2011. The principal effects of these amendments are: (i) elimination of the "corridor" approach; (ii) recognition of actuarial gains and losses in other comprehensive income, as they occur; (iii) immediate recognition of past service costs in the income statement and (iv) replacement of the cost of participation and the return expected on plan assets by a net participation amount, which is calculated by applying the discount rate to the net defined benefit asset (liability). Management is assessing the overall impact of these amendments on the Group. The standard is applicable as from January 1, 2013.

. IFRS 9 - "Financial Instruments" deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity's business model and on the contractual characteristics of the financial instruments' cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity's own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

. IFRS 11 - "Joint Agreements", issued in May 2011. The standard provides for a more realistic approach to joint agreements by focusing on the rights and obligations of the agreement rather than its legal form. There are two types of joint agreement: (i) joint operating agreement – which occurs when the operator has rights over assets and contractual obligations and, consequently, will book its portion of the assets, liabilities, income and expenses; and (ii) shared control agreement – which occurs when an operator has rights over the net assets of the agreement and books the investment using the equity method. The proportional consolidation method will no longer be permitted for joint control. The standard will come into effect on January 1, 2013.

. IFRS 12 - "Disclosure of Interest in Other Entities" deals with the disclosure requirements for all types of interests in other entities, including joint agreements, partnerships, special-purpose interests and other interests not recorded in the accounts. The Group is assessing the overall impact of IFRS 12, which comes into effect on January 1, 2013.

. IFRS 13 - "Fair Value Measurement ", issued in May 2011. The purpose of IFRS 13 is to enhance the consistency and reduce the complexity of fair value measurement by providing a more accurate definition and a single source of fair value measurement and its disclosure requirements for use in IFRS. The requirements, which bring IFRS very much into line with US GAAP, do not extend the use of fair value accounting, but they provide guidance on how to apply it when its use is already required or permitted by other IFRS or US GAAP rules. The Group is assessing the overall impact of IFRS 13. The new standard will come into effect on January 1, 2013.

In June 2012, IASB issued a document changing IFRS 10, IFRS 11 and IFRS 12, which still do not have corresponding documents issued by the CPC. Consistent with the original pronouncements, the proposed changes are required for financial periods subsequent to January 1, 2013. The Company has been studying the future impacts of these changes and does not expect significant changes in the financial statements.

In May 2012, IASB issued a document with improvement updates proposed to: IFRS 1 – First adoption of IFRS; IAS 1 – Presentation of Financial Statements; IAS 16 – Property, plant and equipment; IAS 32 – Financial Instruments – Presentation; and IAS 34 – Interim Financial Statements. The proposed changes are required for financial periods subsequent to January 1, 2013.The Company has been studying the future impacts from these changes and does not expect significant changes in the financial statements.

There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

5 Critical accounting estimates

Accounting estimates and decisions are continuously evaluated, and they are based on our historical experience and factors such as expectations of future events deemed reasonable considering the circumstances.

The Company's future estimates are based on assumptions. By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. Below are the estimates and as-

sumptions that include significant risk and may probably cause material adjustments in the book values of assets and liabilities for the next fiscal year:

(a) Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the budget for a period equivalent to the useful life of the asset being analyzed, and do not include any reorganization activity to which the Company has not yet committed itself, or any material future investments aimed at improving the asset base of the cash generation unit being tested.

The recoverable value changes in accordance with the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes.

As at September 30, 2012 and December 31, 2011, the principal non-financial assets for which this assessment is made are property, plant and equipment and intangible assets, including goodwill.

(b) Provisions for future retirement of assets

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve both estimated dismantling costs and the use of a discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

(c) Income and social contribution taxes (current and deferred)

Income and social contribution taxes (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

(d) Provision for doubtful debts

The provision for doubtful debts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The provision amount is considered sufficient to cover any losses on receivables.

(e) Provision for contingencies

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management judgment.

(f) Fair value of financial instruments

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and
- Level 3: Inputs for the asset or liability that are not based on observable market data.

(g) Business combination

The Company uses purchase accounting when recording the Group's acquisition of subsidiaries. Acquisition costs are measured at the fair value of the assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquiring party upon the change in control. On the other hand, the identifiable assets acquired and the contingencies and liabilities assumed are also recognized at their fair value. Thus, determining the fair value of these elements of a business combination involves management's judgment. Specifically in the year ended December 31, 2011, the Company acquired Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A and undertook the identification and preliminary valuation of the identifiable assets acquired and the contingencies and liabilities assumed, and these are therefore subject to future review under the current rules for this type of transaction.

6 Cash and cash equivalents

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Cash and banks	820	265	108,725	110,231
Financial investments:				
CDB	22,773	26,760	1,836,350	3,152,624
	23,593	27,025	1,945,075	3,262,855

Bank Deposit Certificates ("CDB") are nominative securities issued by banks and sold to the public as a means of raising funds and can be traded at any time during the contracted period.

7 Financial assets at fair value

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
CDB	139	289	24,076	27,745
Current portion	(1)	(43)	(1,726)	(1,872)
Long-term portion	138	246	22,350	25,873

The average return on the company's consolidated investments was 101.27% of the Interbank Deposit Certificate (CDI) rate.

These investments are redeemable at any time, with no significant loss of recorded earnings, except in the case of investments classified as non-current and earmarked in connection with legal actions.

8 Accounts receivable

	Consolidated	
	09/2012	12/2011
Billed services	1,123,499	999,908
Unbilled services	769,986	662,880
Network use	787,579	779,227
Sale of goods	1,730,279	1,221,680
Other accounts receivable	2,658	2,554
	4,414,001	3,666,249
Provision for doubtful debts	(380,951)	(320,755)
	4,033,050	3,345,494
Current portion	(3,955,782)	(3,285,782)
Long-term portion	77,268	59,712

The fair value of accounts receivable equals the book value shown on September 30, 2012 and December 31, 2011.

Some accounts receivable were pledged as collateral for financing (see note 20).

Variation in the provision for doubtful debts is as follows:

Consolidated

NOTES TO QUARTERLY INFORMATION

	09/2012	12/2011
	(09 months)	(12 months)
Initial balance	320,755	369,043
Provision recording	198,699	231,529
Provision write-offs	(138,503)	(279,817)
Final balance	380,951	320,755

The aging of the accounts receivable is recorded as follows:

	Consolidated	
	09/2012	12/2011
Falling due	3,413,608	2,744,953
Past due for up to 30 days	181,243	177,429
Past due for up to 60 days	59,146	71,127
Past due for up to 90 days	251,496	267,285
Past due for more than 90 days	508,508	405,455
	4,414,001	3,666,249

9 Inventories

	Consolidated	
	09/2012	12/2011
Cellular phone sets	280,292	239,220
Accessories and pre-paid cards	13,695	10,967
TIM chips	39,766	38,875
	333,753	289,062
Provision for adjustment to realization amount	(8,574)	(15,891)
	325,179	273,171

10 Indirect taxes and contributions recoverable

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
ICMS	-	-	1,120,646	978,826
Others	-	2	7,739	5,678
	-	2	1,128,385	984,504
Current portion	-	(2)	(675,546)	(608,025)
Long-term portion	-	-	452,839	376,479

The long-term portion basically refers to ICMS on the Subsidiaries' property, plant and equipment items.

11 Direct taxes and contributions recoverable

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Income and social contribution taxes	3,600	2,838	27,076	357,355
PIS/COFINS	20,185	-	347,778	261,583
Other	204	591	22,367	20,036
	23,989	3,429	397,221	638,974
Current portion	(23,989)	(592)	(375,851)	(616,235)
Long-term portion		2,837	21,370	22,739

PIS/COFINS tax credits – Law 9718/98

The Company and TIM Celular have filed suits against the alleged unconstitutionality of article 3 of Law No. 9718/98 specifically regarding the expansion of the basis for calculation of taxes addressed therein. Briefly, this argument opposes the collection of PIS and Cofins on revenues other than those arising from the Company's actual sales, according to the concept accepted by the established rule.

It is important to stress that this issue has been defined and settled at the appellate courts in favor of other taxpayers. Even those processes with a favorable interim decision, as there is no *erga omnes* effect or general repercussion involving this issue, depend on the final verdict after all appeals, before the corresponding asset can be recorded on the books and put to financial use.

In May 2012, a final and unappealable decision was reached on the lawsuit filed by the Company as well as other companies which, after restructuring processes, were succeeded by the current TIM Celular (specifically the portion relating to TIM Sul), in the amounts of R$20,185 and R$45,049, respectively. These amounts were recorded in June of the current year, under financial result.

Similar proceedings regarding the same matter filed by other Group companies, which were also succeeded by TIM Celular, are still pending definition. The amounts involved are being calculated, and the recording of such credits will only occur after the decisions on the lawsuits are final and unappealable.

12 Deferred income and social security taxes

Deferred income and social contribution taxes are calculated using the prevailing rates for each tax, which currently are 25% for income tax and 9% for social contribution tax. They also take into account the tax incentives shown in note 36.

The amounts shown in the accounts are as follows:

NOTES TO QUARTERLY INFORMATION

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Tax losses	9,840	10,438	1,429,885	1,514,183
Social contribution losses	3,607	3,822	528,482	558,845
Temporary differences				
Provision for doubtful debts	-	-	127,551	107,893
Derivative transactions	-	-	(28,754)	15,276
Provision for contingencies	1,221	1,303	107,297	77,886
Accelerated depreciation of TDMA equipment	-	-	240	264
Adjustment to present value – 3G license	-	-	21,261	22,718
Deferred tax on CPC adjustments	53,570	53,569	160,705	172,784
FISTEL court deposit	-	-	64,878	42,680
Business combination – Intelig	-	-	(121,889)	(75,015)
Profit sharing	-	-	14,865	12,607
Taxes with suspended enforceability	-	-	12,872	12,872
Others	-	-	21,473	29,988
	68,238	69,132	2,338,866	2,492,981
Provision for devaluation of tax assets	(68,238)	(69,132)	1,136,192)	1,081,801)
	-	-	1,202,674	1,411,180

Portion of deferred tax assets	-	-	1,326,402	1,488,235
Portion of deferred tax liabilities	-	-	(123,728)	(77,055)

TIM Celular

TIM Celular has set up deferred income and social contribution tax assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings. Based on these projections, the subsidiary expects to recoup the credits as follows, except for those credits related to the former subsidiaries TIM Fiber RJ e TIM Fiber SP .

2012	208,788
2013	310,598
2014	388,975
2015	286,051
2016 and beyond	120,299
	1,314,711

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2011. As mentioned in note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

TIM Fiber RJ and TIM Fiber SP, merged into TIM Celular (see note 1), had deferred income and social contribution taxes on temporary differences recorded as Assets in the amounts of R$2,640 and R$9,051 and as Liabilities in the amounts of R$324 and R$1,517 (R$324 and R$1,727 on December 2011), respectively.

Intelig

Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income and social contribution taxes. Thus the company has maintained the provisions on the totality of these tax assets. As at September 30, 2012, the total amount provisioned was R$1,067,954 (R$1,012,082 as at December 31, 2011), of which R$934, 401 refers to tax losses and social contribution losses, while R$133,553 refers to temporary differences. Intelig's liabilities also show deferred income and social contribution taxes amounting to R$121,887 (R$75,015 as at December 31, 2011), from the business combination process.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by tax losses, social contribution tax losses and temporary differences. As at September 30, 2012 the provision for losses on these deferred tax assets amounted to R$68,238 (R$69,132 as at December 31, 2011).

13 Prepaid expenses

	Consolidated	
	09/ 2012	12/2011
Fistel (*)	217,848	-
Rentals and insurance	63,627	43,467
Advertising not released	38,359	86,686
Network swap (**)	66,186	72,592
Other	20,111	3,321
	406,131	206,066
Current portion	(310,732)	(113,192)
Long-term portion	95,399	92,874

(*) The Fistel fee, paid in March 2012, refers to the fiscal year 2012, and is being amortized monthly in accordance with the relevant generating factor.

(**) On April 1, 2010, our subsidiary Intelig and GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 24). As at September 30, 2012, the short-term balances were R$ 8,742 (R$8,742 as at December 31, 2011) and the long-term balances were R$ (R$63,850 as at December 31, 2011). Both amounts are appropriated to income in the same proportion over a period of 10 years.

14 Court deposits

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Civil	3,901	5,079	184,760	153,253
Labor	30,730	20,821	194,228	153,653
Tax (*)	131	123	427,752	300,616
Regulatory	-	-	105	105
	34,762	**26,023**	**806,845**	**607,627**

(*) In April 2008, Federal Law No. 11652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (*Empresa Brasil de Comunicação*). It is the understanding of the company that this law is unconstitutional since the contribution lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March of 2010, 2011 and 2012 court deposits were made related to the contributions for these periods, in the amounts, respectively, of R$56,086; R$69,445; and R$87,049, totaling R$212,580.

For each of these court deposits, a liability was recorded at the same amount under the item "Indirect taxes and contributions payable", under long-term liabilities, as this contribution involves an existing legal obligation.

15 Other assets

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Advances to suppliers	-	-	51,919	26,956
Advance to employees	-	-	16,411	5,044
Fiscal incentives	-	-	6,554	6,554
Other rights	7,381	4,661	48,159	44,125
	7,381	4,661	123,043	82,679
Current portion	(7,381)	(4,661)	(109,211)	(68,795)
Long-term portion	-	-	13,832	13,884

16 Investments – Parent Company

(a) Interest in subsidiaries

	09/2012		
	TIM Celular	Intelig	Total
Number of shares held	38,254,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	12,294,521	1,212,633	
Unrealized earnings	-	(3,781)	

NOTES TO QUARTERLY INFORMATION

Adjusted shareholders' equity	12,294,521	1,208,852	
Net income (loss) for the period	1,119,975	(190,059)	929,916
Unrealized earnings	-	605	605
Adjusted net income (loss) for the period	1,119,975	(189,454)	930,521
Equity pick-up	1,119,975	(189,454)	930,521
Investment amount	12,294,521	1,208,852	13,503,373

	12/2011		
	TIM Celular	**Intelig**	**Total**
Number of shares held	38,254,833,561	3,279,157,266	
Interest in total capital	100%	100%	
Shareholders' equity	12,145,770	639,667	
Unrealized earnings	-	(4,386)	
Adjusted shareholders' equity	12,145,770	635,281	
Net income (loss) for the period	1,364,475	(78,063)	1,286,412
Unrealized earnings	-	807	807
Adjusted net income for the period	1,364,475	(77,256)	1,287,219

Equity pick-up	1,364,475	(77,256)	1,287,219
Investment amount	12,145,770	635,281	12,781,051

(b) Changes in investment in subsidiaries:

	TIM Celular	Intelig	Total
Balance of investments as at December 31, 2011	12,145,770	635,281	12,781,051
Equity pick-up	1,119,975	(189,454)	930,521
Stock options	2,439	226	2,665
Capital increase (*)	-	762,799	762,799
Supplementary dividends (**)	(972,188)	-	(972,188)
Reflex of subsidiary's treasury shares	(1,475)	-	(1,475)
Balance of investments as at September 30, 2012	12,294,521	1,208,852	13,503,373

(*) On April 27, 2012, the Board of Directors of TIM Participações S.A. approved a capital increase in the subsidiary Intelig in the amount of R$762,799.

(**) On April 10, 2012, in an Ordinary Shareholders' Meeting, the shareholders of TIM Celular S.A. approved the payment of supplementary dividends (higher than the minimum compulsory dividends) amounting to R$972,188.

17 Property, Plant and Equipment

(a) Variation in property, plant and equipment

	Consolidated				
	Balance as at December 31, 2011	Additions	Write-offs	Transfer	Balance as at September 30, 2012
Cost of property, plant and equipment, gross					
Commutation / transmission equipment	10,872,717		(72,075)	968,887	11,769,529
Fiber optic cables	587,994		-	25,132	613,126
Loaned handsets	1,490,501		(29,063)	84,877	1,546,315
Infrastructure	2,773,462		(62)	464,173	3,237,573
Computer assets	1,256,535		(11,787)	57,547	1,302,295
General use assets	425,526		(18)	20,258	445,766
Land	40,499		-	6	40,505
Construction work in progress	632,118	1,524,448		(1,620,880)	535,686
Total property, plant and equipment, gross	**18,079,352**	1,524,448	(113,005)	-	**19,490,795**
Accumulated depreciation					
Commutation / transmission equipment	(7,144,863)	(621,319)	42,852	(61,142)	(7,784,472)
Fiber optic cables	(99,918)	(182,727)	-	153,956	(128,689)
Loaned handsets	(1,296,458)	(120,559)	18,742	1	(1,398,274)

NOTES TO QUARTERLY INFORMATION

Infrastructure	(1,569,039)	(105,529)	4,828	(77,125)	(1,746,865)
Computer assets	(1,095,969)	(27,050)	11,787	(10,400)	(1,121,632)
General use assets	(249,024)	(22,403)	18	(5,290)	(276,699)
Total accumulated depreciation	**(11,455,271)**	**(1,079,587)**	**78,227**	-	(12,456,631)
Property, plant and equipment, net					
Commutation / transmission equipment	3,727,854	(621,319)	(29,223)	907,745	3,985,057
Fiber optic cables	488,076	(182,727)	-	179,088	484,437
Loaned handsets	194,043	(120,559)	(10,321)	84,878	148,041
Infrastructure	1,204,423	(105,529)	4,766	387,048	1,490,708
Computer assets	160,566	(27,050)	-	47,147	180,663
General use assets	176,502	(22,403)	-	14,968	169,067
Land	40,499	-	-	6	40,505
Construction work in progress	632,118	1,524,448	-	(1,620,880)	535,686
Total property, plant and equipment, net	**6,624,081**	**444,861**	**(34,778)**	-	**7,034,164**

(b) Depreciation rates

	Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10

Loaned handsets	50
Infrastructure	4 to 10
Computer assets	20
General use assets	4 to 10

During 2011, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had been based that would justify changes to the useful lives currently in use.

18 Intangible assets

The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

(a) Variation in intangible assets

	Reclassified Balance as of 12/31/2011	Additions	Write-offs	Transfer	Balance as of 09/30/2012
Cost of intangible assets, gross					
Software rights	7,935,769	-	-	**764,454**	**8,700,223**
Concession licenses	4,417,342	6,745	-	**232**	**4,424,319**
Subsidies on sales of handsets and mini modems	1,819,836	-	-	-	**1,819,836**
Goods and facilities in progress	51,651	840,024	-	**(764,686)**	**126,989**
Goodwill	1,660,242	-	-	-	**1,660,242**

NOTES TO QUARTERLY INFORMATION

Other assets	45,371	-	-	-	**45,371**
Intangible assets, gross	15,930,211	**846,769**	-	-	**16,776,980**
Accumulated amortization					
Software rights	(5,674,999)	(641,686)	24,990	-	**(6,291,695)**
Concession licenses	(2,606,341)	(251,478)	-	-	**(2,857,819)**
Subsidies on sales of handsets and mini modems	(1.819,836)	-	-	-	**(1,819,836)**
Other assets	(23,053)	(4,998)	-	-	**(28,051)**
Total accumulated amortization	(10,124,229)	**(898,162)**	**24,990**	-	**(10,997,401)**
Intangible assets, net					
Software rights	2,260,770	**(641,686)**	**24,990**	**764,454**	**2,408,528**
Concession licenses	1,811,001	**(244,733)**	-	**232**	**1,566,500**
Goods and facilities in progress	51,651	**840,024**	-	**(764,686)**	**126,989**
Goodwill	1,660,242	-	-	-	**1,660,242**
Other assets	22,318	**(4,998)**	-	-	**17,320**

NOTES TO QUARTERLY INFORMATION

Intangible assets, net	5,805,982	**(51,393)**	**24,990**	**-**	**5,779,579**

(b) Amortization Rates

	Annual average rate %
Software rights	20
Concession licenses	5 to 20
Other assets	20

(c) Goodwill from previous years

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Thus the amount paid for acquiring Intelig, R$739,729 as at December 30, 2009, was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the company's expected future earnings, according to projections jointly prepared by the company and investment banks, and synergies arisen from the utilization of the Intelig's network in the Group's operating activities.

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecommunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At the time, the transaction was recorded at the book value of those shares in the quarterly information, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording the goodwill for R$157,556, which was ascertained when the quarterly information according to IFRS was prepared for the Company's parent company in 2005.

Impairment test of intangible assets with indefinite useful life.

Once a year the Company tests the recoverability of goodwill based on expectations of future profitability. As at December 31, these calculations were made based on discounted cash flow derived from the assumptions contained in the Company's 10-year industrial plan, and on growth rates compatible with the market in which the Company operates and a discount rate of 10% p.a. The results of these tests revealed no need for accounting provisions.

19 Suppliers

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Local currency				
Suppliers of materials and services	1,546	2,695	2,891,571	3,168,538
Interconnection (a)	-	-	368,697	337,603
Roaming (b)	-	-	184	147
Co-billing (c)	-	-	83,413	75,836
	1,546	2,695	3,343,865	3,582,124
Foreign currency				
Suppliers of materials and services	5	270	40,394	56,679
Interconnection (a)	-	-	1,744	1,416
Roaming (b)	-	-	75,996	69,082
	5	270	118,134	127,177
Current portion	1,551	2,965	3,461,999	3,709,301

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

20 Loans and financing

Description	Currency	Charges	Maturity date	Guarantees	Consolidated September/2012	December/2011
BNDES	URTJLP	URTJLP + 1.72% to 4.80% p.a.	jan/12 to Jul/18	Guarantee from TIM Part. and receivables of TIM cellular	1,144,312	1,575,385
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Guarantee from TIM Part. and receivables of TIM cellular	131,591	191,937
BNDES (PSI)	R$	4.50% p.a.	Jul/18	Guarantee from TIM Part. and receivables of TIM cellular	243,943	139,591
BNB	R$	10.00% p.a.	Apr/13 to Jan/16	Bank surety and guarantee of TIM Part.	46,260	73,735
Santander (CCB)	R$	108.00% of the CDI	Oct/12	-	58,226	218,363
Banco do Bra-sil(CCB)	R$	106.50% of CDI	Sep/14	-	150,360	-
Santander (Res. 2770)	R$	108.00% of the CDI	Dec/12	-	170,748	159,354
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Surety of TIM Part.	269,660	267,774
European Investment Bank (EIB)	USD	Libor 6M + 0.57% to 1,324% p.a.	Sept/16 to Sep/19	Bank surety and surety of TIM Part.	829,913	532,124
Bank of America (Res 4131)	USD	Libor 3M + 1.25% p.a.	Sept/13	-	243,390	223,382

NOTES TO QUARTERLY INFORMATION

JP Morgan (Res. 4131)	USD	1,56% p.a.	Sept/13	-	203,157	187,196
Itaú (CCB)	R$	CDI + 0.75%	Aug/14 to Sep/14	-	89,340	91,742
Total					3,580,900	3,660,583
Current					(1,243,591)	(1,090,174)
Noncurrent					2,337,309	2,570,409

The foreign currency loan taken out with Banco BNP Paribas, with a guarantee provided by SACE, has restrictive clauses requiring compliance with certain financial indices calculated on a half-yearly basis. Our subsidiary TIM Celular is in compliance with all the required financial indices.

The financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network, also has restrictive clauses requiring compliance with certain financial indices that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial indices.

In February 2012, TIM Celular drew down R$123,000 from the BNDES, being the 3rd disbursement under the PSI (Investment Support Program). This program provides interest rates (4.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms. As a result, this transaction qualifies within the scope of IAS 20 – Government Subsidies and Assistance. Therefore, using the effective interest rate method defined in IAS 39 – Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates stipulated in the agreement and (ii) the total debt amount calculated using market rates (fair value). Based on this comparison, the subsidy granted by the BNDES referring to the third disembursement, adjusted to fair value, resulted in approximately R$18 million, which was recorded in the "Advance Income from LT Government Subsidies" group of accounts and will be deferred for the useful life of the asset being financed and appropriated to the "Other Revenues from Subsidies" group of accounts.

In August 2012, TIM Fiber RJ and TIM Fiber SP (merged into TIM Celular) renegotiated the cost of the Bank Credit Certificates (CCB)payable up to September 2014, amounting to R$90million, with Banco Itaú, reducing the interest rate on the loan from CDI + 0.90% p.a. to CDI + 0.75% p.a.

In December 2011 and July 2012, the subsidiary TIM Celular entered into financing agreements with the European Investment Bank (EIB) in the amount of EUR100 million each, totaling EUR200 million. Although the credit line is established in EURO, the contractual terms permit the Company, at the disbursement moment, to choose the funding currency among EURO, Brazilian Real or USD. The Company opted to receive the funding in USD.

In August 2012, TIM Celular raised R$248 million, equivalent to EUR100 million, referring to the credit facility granted by the European Investment Bank (BEI) in December 2011, which will become due in September 2019. Concomitantly with the loan, a swap transaction was contracted for full protection against exchange and interest rate variation risks up to maturity of the debt.

In September 2012, TIM Celular transferred the Bank Credit Certificates amounting to R$150 million previously contracted with Santander to Banco do Brasil, reducing the CDI cost from 108% to 106.50% and extending its maturity date to September 2014.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar and partially against changes in the fair value of its loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate). Nevertheless, this is not subject to "hedge accounting".

The long-term portions of loans and financing as at September 30, 2012 mature as follows:

	Consolidated
2013	80,627
2014	511,179
2015	303,579
2016	786,749
2017 onwards	655,175
	2,337,309

Fair value of the loans

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the

social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records. The PSI credit lines contracted with BNDES have subsidized interest rates. The total value funded by BNDES under this program is R$295,000, which is recorded at fair value on September 30, 2012, in the amount of R$244 million. During the period ended September 30, 2012, the amount recognized as revenue under "Other subvention revenues" was R$5,606 (R$1,635 on September 30, 2011).

A further transaction with extremely specific features is the loan from BNP. This transaction carries the guarantee of SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the company's balance sheet.

Concerning the funding raised from Santander, Banco do Brasil, Bank of America, JP Morgan and Itaú, it must be borne in mind that these transactions were closed very recently. Given the short time frame between raising the funds and the fiscal year closing date, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounts.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the company identified differences between the fair and book values of the funds raised from BEI bank. The fair value of the transaction is R$17,647 less than the accounting balance.

21 Labor obligations

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Payroll taxes	87	29	47,260	38,200
Salaries and provisions payable	56	-	121,157	95,718
Employees' withholding	56	51	5,100	11,885
	199	80	173,517	145,803

22 Indirect taxes, fees and contributions payable

	Parent Company		Consolidated	
	09/2012	12/2011	09/2012	12/2011 Reclassified
ICMS	-	-	465,982	489,734
ANATEL taxes and fees	-	-	297,613	283,407
ISS	38	32	57,788	52,534
Other	-	-	8,125	10,923
	38	32	829,508	836,598
Current portion	(38)	(32)	(586,964)	(693,645)
Long-term portion	-	-	242,544	142,953

According to Note 3.b, the Company reclassified the license renewal fee in the amount of R$12,024, classified at December 31, 2011 under "Anatel taxes and fees". The reclassification was made from "Taxes, fees and contributions payable" to "Licenses payable".

23 Direct taxes, fees and contributions payable

	Parent company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Income and social contribution taxes	3,256	-	254,637	486,612
PIS / COFINS	-	-	116,513	121,671
Other	-	45	8,544	13,288

	3,256	45	379,694	621,571
Current portion	(3,256)	(45)	(205,485)	(454,124)
Long-term portion	-	-	174,209	167,447

24 Other liabilities

	Parent company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Pre-paid services to be provided(*)	-	-	314,432	256,778
Reverse split of shares (**) and (*****)	23,274	23,282	24,201	23,282
Government subventions (***)	-	-	49,595	37,094
Advance revenues (****)	-	-	116,161	93,136
Other liabilities	12,860	10,778	20,501	24,021
	36,134	34,060	524,890	434,311
Current portion	(6,361)	(4,279)	(346,894)	(287,156)
Long-term portion	29,773	29,781	177,996	147,155

(*) This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

(**) On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares for each one (1) new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange – BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time. Furthermore, the balances in 2011 also show the amounts referring to the treasury shares mentioned in note 27-c

(***) In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to June 2012, the amount disbursed totaled R$295,000. This transaction is classified within the scope of IAS 20 Government Subsidies and Assistance. The subvention granted by the BNDES adjusted to present value resulted in R$59,732 and is being amortized according to the useful life of the asset being financed and appropriated to the "other (expenses) revenues, net" group (note 33).

(****) Refers mainly to sale contracts and reciprocal costly infrastructure of fiber optics

(*****) As mentioned in footnote 1, on July 18, 2012, in an Extraordinary Shareholders' Meeting, TIM Fiber RJ's shareholders approved a reverse split of its shares converting each lot 50,000 common shares into 1 common share. As a result, TIM Celular became a 100% shareholder of TIM Fiber RJ. The fractions of shares arisen from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective participation in the capital of TIM Fiber RJ at the moment of the reverse split. The right of reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that deliberated about the reverse split.

25 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Parent company		Consolidated	
	09/2012	12/2011	09/2012	12/2011
Civil	-	-	76,408	42,482
Labor	3,048	3,315	54,568	56,083

NOTES TO QUARTERLY INFORMATION

Tax	542	517	144,694	126,530
Regulatory	-	-	40,166	4,426
	3,590	3,832	315,836	229,521

The changes in the provision for contingencies can be summed up as follows:

	12/2011	Additions net of reversals	Payments	Monetary adjustment	09/2012
Civil (a)	42,482	133,442	(107,936)	8,420	76,408
Labor (b)	56,083	1,010	(2,468)	(57)	54,568
Tax (c)	126,530	17,544	(9,065)	(9,685)	144,694
Regulatory (d)	4,426	31,346	(4,329)	8,723	40,166
	229,521	183,342	(123,798)	26,771	315,836

(a) <u>Civil Contingencies</u>

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

a.1. Consumer lawsuits

The subsidiaries are parties to 76,571 lawsuits (versus 66,533 as at December 31, 2011), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, especially, for TIM Celular, alleged undue collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding alleged improper charging and unjustified inclusion in bad debtors' lists.

a.2. Class Actions

There are four main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of "state border areas"; (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets; (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against Intelig, which questions non-compliance with article 61 of Anatel Resolution 85 (retroactive charging); and (iv) a lawsuit filed by the Public Prosecutor's Office in Uberlândia also questioning non-compliance with article 61 of Anatel Resolution 85 (retroactive charging).

Due to the fact that said lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies.

b. Labor Contingencies

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 10,083 labor claims as at September 30, 2012 (8,156 as at December 31, 2011) filed against the Company and its subsidiaries, most of them relates to claims that involve former employees of service providers.

Part of the lawsuits relates to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees.

Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. As at September 30, 2012, the accrual of these cases amounts to R$18,566 (R$21,081 in 2011).

Any assessment of the chances of loss regarding these actions and the contingent amounts is subject to revision at periodic intervals, taking into account the legal decisions made during the course of the aforementioned processes, on account of regulatory changes or changes in case law guidelines and precedents issued by Superior Courts.

c. Tax Contingencies

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been obtained in full or where formal procedures have not been strictly observed.

In regard to state taxes, the issues involve alleged recording of undue credits for ICMS tax (State VAT) on certain operations in different states, as well as other occasional operational issues concerning errors in formal procedures for calculating and paying the tax. The amount provisioned for these issues is R$8,868.

In the case of federal taxes, provision has been made for five specific cases referring to isolated transactions where the procedures were allegedly incorrect, either in calculating the tax or in the compensation procedures. The amount provisioned for these five cases is R$32,869.

d. Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMG-STFC), Anatel filed some Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

During July 2012, amounts of R$26.016 were accrued in relation to the PADOs no. 53500.013494/2008 and no. 53500.016191/2009, for supposed unaccomplishment of quality goals

established in the PGMQ, and in relation to other administrative assessments involving lower amounts..

The Company has exerted best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the company reflects this assessment.

e. Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the quarterly information as shown below:

	Consolidated	
	09/2012	**12/2011**
Civil	603,554	441,586
Labor	319,161	312,178
Tax	6,399,644	5,669,726
Regulatory	140,543	146,901
	7,462,902	6,570,391

The main actions where the risk of loss is classified as possible are described below:

e.1 Civil

e.1.1.Class Actions

There are several class actions against subsidiaries where the risk of loss is regarded as being probable. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) an action filed against TIM Celular, and others, in the state of Rio de Janeiro, by the Office of Legal Aid, requiring that cell phones be exchanged in view of their essential nature; (iii) an action filed against TIM Celular in the State of Rio Grande do Sul, questioning the policy for exchanging defective handsets and requiring the creation

of handset drop-off points for technical assistance in the company's stores in that state (iv) a lawsuit against TIM Celular state of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state; (v) a lawsuit against TIM Celular in the state of Pará, challenging the quality of the service provided by the network in São Felix do Xingu, Parauapebas, Marabá and Belém; (vi) lawsuits against TIM Celular in the state of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Lago da Pedra, Eugênio Barros and Carolina; and (vii) lawsuits against TIM Celular in the state of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Quiterianópolis, Ibiapina and Icapuí; (viii) lawsuits against TIM Celular in the state of Piauí, challenging the quality of the services provided and the network in that state; (ix) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari); (x) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, in Manaus, Tabatinga, Humaitá and Tefé; (xi) lawsuits against TIM Celular in the state of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina; (xii) a lawsuit filed against TIM Celular in the state of Pernambuco, especially in the municipalities of Araripina, Ouricuri and Tabira; (xiii) lawsuits filed against TIM Celular in the state of Alagoas, questioning the quality of the services and the network in that state, especially in the municipalities of Arapiraca and Maceió; (xiv) a lawsuit filed against TIM Celular and other operators in the state of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xv) a lawsuit filed against TIM Celular in the state of Paraíba, questioning the quality of the services and the network in Pombal; (xvi) a lawsuit filed against TIM Celular in the state of Minas Gerais questioning the quality of the services and the network in that state and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xvii) a lawsuit filed against TIM Celular and other operators in the state of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such state; (xviii) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such state and the existence of relationship sectors in certain locations; (xix) two lawsuits filed against TIM Celular in the state of Paraná, questioning the quality of services provided and of the network in that state; (xx) a lawsuit filed against TIM Celular in the state of Paraná, questioning the quality of services provided and of the network in the city of Marabá; (xxi) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – state of São Paulo and in the surrounding region; and (xxii) a lawsuit against TIM Celular in the state of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent.

e.1.2. Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is

aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. In September 30, 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. In February 2012, GVT filed a counter motion in the case notes of the interlocutory appeal filed by VIVO (against the decision handed down by the original court, which had determined the suspension of the case). Upon receiving the decision handed down by the reporting judge of the interlocutory appeal, the court of the ordinary lawsuit handed down a decision ordering the parties to state their positions about the due progress of the case. In the interlocutory appeal filed by TIM against the same decision, we stressed the need for the case to run its course, so that the court deposits already made by GVT can be raised. We are awaiting judgment on the interlocutory appeal and the appeals requesting clarification filed by TIM with the High Court of Justice. In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010.

The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to the Administrative Council of Economic Defense ("CADE") for judgment, also voting for the dismissal of the allegation of uniform conduct ("cartel"). The CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. Said company provided TIM with outsourced labor in Northern Brazil. Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Gloria Souza & Cia have been submitted. A reconciliation hearing was held, to no avail. There is still no decision from the lower court.

A lawsuit has been brought against TIM Celular by the company INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the

aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$396. An appeal was filed against execution, requesting effect of *supersedeas*, by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of *supersedeas* having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action.

MCS was TIM's largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM's remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to a competitor.

In March 2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve (12) months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently under expert investigation phase.

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, currently under expert investigation phase. Thus there has been no decision by the lower court. The amount allocated to the case was R$9,758.

In December 2010, TIM Celular S/A filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO No. 53500.025648/2005 and of Act No. 62985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine. TIM filed an Appeal, and ANATEL also appealed of the unfavorable decision rendered

against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

In addition to the lawsuits mentioned above, there are eight notices of violation filed by the Consumer Protection Foundation – Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the "No Call" register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers. The fines imposed by the Procon/SP vary from R$3,192 to R$6,487.

TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. There is still no decision at the judicial level for any of the cases mentioned.

Anatel also imposed a fine of R$3,595, referring to the alleged failure to meet the quality indicators of the General Quality Targets Plan (PGMQ) and those in the SMP Quality Indicator Regulations in the period from October 2004 to September 2006. TIM has filed the necessary suit to have the penalty annulled. In April 2012, the lawsuit was ruled partially valid so as to annul default charges before the expiration date of the fine. On April 24, 2012, TIM filed an appeal, and ANATEL also appealed against a portion of the unfavorable decision rendered against to it. On June 15, 2012, TIM filed counter-arguments against ANATEL appeal. Currently, we are awaiting the case records to be remitted to the Federal Regional Court of the 1st Region.

It is also worth noting the Collection Suit filed by Falkland Tecnologia em Telecomunicações S/A – "IPCorp", alleging to be a creditor of R$14,705 for the use of its Specialized Mobile Service – SME (interconnection) network. TIM has already filed a defense against this lawsuit, and the case records are currently under evidence specification phase.

TIM has already requested expert evidence, which is pending granting. No lower level judgment has been rendered for this case so far.

Among the lawsuits of Intelig classified as a possible risk, worthy of note is the case filed by OROLIX Desenvolvimento de Software Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$5,433 based on alleged breach of contract. Intelig has submitted its defense, and in February 2012, Orolix filed a reply, but there is still no decision from the lower court.

NOTES TO QUARTERLY INFORMATION

e.2. Labor Claims

e.2.1. Labor Claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case records 01102-2006-024-03-00-0 refer to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals' decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees' work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

e.2.2. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv)sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

<u>e.3. Tax Claims</u>

e.3.1. IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which

added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144.

These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$85,771, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$67,404 and part at the judicial level totaling R$18,916.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary and a decision at the administrative level is now awaited at the appellate level.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to pro-

duce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested.

The first judgment, in the administrative level, was concluded and the whole assessment was confirmed. The Company timely presented its appeal to the Taxpayers' Council (CARF) and, based on the jurisprudences related to similar cases, with favorable decisions to the taxpayers, the Company maintained the loss estimative as possible.

e.3.2. IRRF, CSLL and CIDE

In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offseting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$72,499. We are awaiting the second administrative instance judgment.

In March 2005, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of imposition of an isolated fine arising from failure to pay IRPJ on income due, according to the estimated tax system, in relation to the base period 2002, in the total amount of R$14,582. We are awaiting the second administrative instance judgment.

In March 2005, TIM Celular filed a lawsuit aiming at the partial annulment of the tax assessment notice for IRPJ, civil year 2002, with respect to monetary variations arising from swap transactions and recomposition of negative income tax balance ascertained in DIPJ 2003 in the amount of R$33,175. We are awaiting the second administrative instance judgment.

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification is being challenged at the administrative level. After judgment, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. An administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of

these tax assessment notices amounting R$1,029 was classified as probable loss and, therefore, provisioned in November 2011.

In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$35,662. We are awaiting the second administrative instance judgment.

In February 2012, TIM Celular received 2 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$151,192, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested in good time by the subsidiary, and we are awaiting the first administrative instance judgment..

e.3.3. ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$29,058 (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company's own lawyers as well as at law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a possible loss for the subsidiary.

In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the states of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The assessments are being contested at the administrative level and amount to R$64,931.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the "Fundo de Combate à Pobreza e às Desigualdades Sociais" (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative and judicial levels and add up to a total sum of R$68,240.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$16,406 and R$46,923 alleging failure

to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$329,471 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. One of the proceedings filed in the State of São was upheld at the administrative level and is currently being discussed at the judicial level, in the amount of R$82,390, increasing to R$368,400 the amount being discussed in São Paulo. This subsidiary intends to challenge the aforementioned collections at the higher court.

The subsidiary TIM Celular received tax assessment notices for the total sum of R$146,769 drawn up by the tax authorities of the States of Ceará, Pernambuco, São Paulo and Paraná in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative (R$47,805) and judicial (R$98,964) levels.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 and R$28,668 involving allege failure to pay ICMS levied on telecommunication services provided (pre-paid model) – outgoing telephone card operations. These assessments are being challenged at the administrative level.

In September 2007, November 2010, June, November and December 2011, and July 2012, TIM Celular received 9 assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$433,876 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative (R$314,586) and judicial (R$119,290) levels.

In March 2011, TIM Celular received a tax assessment notice drawn up by the state of Goiás regarding the requirement of an isolated fine arising from alleged failure to record tax receipts from telecommunications services (interconnection), the entries of which were made in January and December 2007, in the 2007 Entry Register, and in January and February 2008, in the total amount of R$43,197.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary at the administrative level.

NOTES TO QUARTERLY INFORMATION

In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the state of São Paulo regarding alleged undue ICMS tax credit, due to annulment of Telecom services as a result of undue invoicing/subscription fraud from March to December 2008, as well as regarding alleged undue ICMS tax credit and overpayment in August and September 2008, in the amount of R$19,165.

In July, September and October 2011, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo and Mato Grosso in the amount of R$233,179, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative level. In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

In December 2011, Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state. This assessment is being contested by the subsidiary at the judicial level.

In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$34,638, regarding the administrative collection made in year 2009.

In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also in the judicial level, through a Writ of Mandamus.

In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the state of São Paulo, in the amount of R$56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the state of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to alleged undue ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$21,159 and R$16,463 respectively, which total R$37,622. The subsidiary is discussing these assessments at the first administrative instance.

In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

e.3.4. Municipal claims

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In March 2011, TIM Celular filed a lawsuit aiming to discuss 71 tax assessment notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenueaccounts, in the amount of R$31,447.

TIM Fiber, a company that merged into TIM Celular, is discussing, through a Writ of Mandamus, the charging of a tax named "Monetary Remuneration," the payment of which is imposed by Municipal Decree No. 18.627/2000 on the concessionaries and permissionaires that integrate the Brazilian telecommunications system, due to the use of public roads, airways, underground areas and artworks in the municipal domain. The amount being discussed is R$21,000.

e.3.5. FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$524,893.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$59,902 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2007, respectively. The aforementioned assessments are being challenged at the administrative level.

e.3.6. FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$294,228, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

e.4. Regulatory proceedings

TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the associated radio frequencies, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by ANATEL determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by administrative appeals (Case No. 53500.008519/2012), Request for Reconsideration (Case No. 53500.009876/2009) and Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to revenues from their service plans. By means of Orders from the Presidential Office issued in September 2011, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of this, in November 2011, the company filed a Writ of Mandamus against Anatel, which successfully led to the suspension of the enforceability of the debits associated to this charge.
Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessio-

naires when calculating the onus arising from extending STFC concession agreements (2% of the revenues). This understanding will probably be applied in case the right of use of SMP radiofrequency is extended.

On April 30, 2012, TIM Celular filed a Suit for Consignment in Payment No. 0020904-41.2012.4.01.3400, making a court deposit of the amounts corresponding to the payment of a 2% lien on revenues from SMP plans, which expired in 2012. In this sense, it requested processing of the Appeal filed as required. On May 30, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Appeal filed under Case No. 53500.008519/2012. Nevertheless, the Injunction was not granted.

On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012-CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cognizance of the Request for Reconsideration filed by TIM Celular in the case records so as to reject it on the merits. TIM Celular will take the legal measures applicable so as to ensure the suspension of the payment of this debt.

Furthermore, the Company received demands, undue according to its understanding, from ANATEL for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below. These demands are related to the extension of the authorization of usage of the radiofrequencies associated with SMP.

State	Instrument of authorization	Expiry Date	Act	Amount
Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	089/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000

The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL

NOTES TO QUARTERLY INFORMATION

Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded. Also referred to, as the terms of authorization, the subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

In the event of failure to comply with the obligations set forth in the License Agreements or call notices for 3G radio-frequencies, TIM Celular is subject to the opening of PADO, which may result in subsequent monetary sanctions. Anatel may validate the timely compliance with the obligations due in year 2010 for 17 municipalities, which may lead to monetary sanctions.

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization or call notices for the 3G radio frequencies; and (iii) under the regulations of SMP and STFC.

The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected, which are classified as probable by Management.

In May 2012, Anatel's Resolution No. 590 established new rules and reference prices for the Industrial Exploration of Dedicated Lines – EILD, defining a new milestone in the review and evolution of the Brazilian wholesale market, which is essential for the provision of telecommunications services.

In effect since November 2011, the Regulations on the Criteria for Adjustment of Fees for Calls of the Switched Landline Telephone Service (STFC) involving Personal Mobile Service (SMP) or Specialized Mobile Services (SME) accesses, or Resolution No. 576/2011, regulated the mechanism for adjustment of fees charged on calls from landline to mobile telephones, enforcing a gradual

reduction in prices of mobile connections of approximately 27% over three years as from February 2012, due to the implementation of the optimized cost model for 2014. The first reduction took place on February 24, 2012 and resulted in an average reduction of some 14% in the VU-M of providers of SMP services.

In August 2012, Anatel held a Public Inquiry that included comments and suggestions of the community regarding the proposal for a specific amendment to the Regulations of the Personal Mobile Service, according to which successive calls (made using the same access code for the origin and destination, and the time between the end of a call and the beginning of the next call is less than or equal to 120 seconds) must be considered as one single call by the operator for price effects. This process is being analyzed by Anatel's attorneys general and depends on the approval by the Executive Board in order to become effective.

26 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated	
	09/2011	**12/2011**
	(9 months)	**(12 months)**
Opening balance	261,918	255,737
Additions recorded throughout the period, net of write-offs	27,183	6,181
Closing balance	289,101	261,918

Provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted to present value at an average rate of 7.70% p.a. (10.0% p.a on December 31, 2011), so as to reflect the best current estimate.

27 Shareholders' equity

a. Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 (four billion, four hundred and fifty million) common shares.

The subscribed capital is represented by shares without par value, distributed as follows:

	09/2012	12/2011
Number of common shares	2,417,632,647	2,417,632,647

During the third quarter of 2011 the Company became part of the "Novo Mercado" segment of the BM&F/Bovespa. Having migrated to this segment, the Company no longer has preferred shares, the former preferred shares having been converted to common shares in the ratio of 0,8406 common shares for each preferred share.

On October 4, 2011, the Company brought to a close the process for the primary public offering of 190,796,858 common shares. The offering was closed at a price of R$8,60 (eight *Reais* and sixty cents) per share. As a result, TIM Participações raised R$1,640,854. The funds were recorded by the company in October 2011 in the capital stock account.

Furthermore, the Company granted Morgan Stanley S.A. and Morgan Stanley & Co. LLC an option for the public distribution of a supplementary allotment of 9,461,510 common shares. The purpose of this mandate was exclusively to meet the excess demand detected in the public offering mentioned in the previous paragraph. The options were exercised in October 2011 at R$8,60 (eight *Reais* and sixty cents) per share, resulting in a further increase in the Company's capital of R$81,368.

The direct costs involved in this funding process, amounting to R$47,117, were booked to the capital stock reduction account as provided for in IAS 39.

The closure of the public offering brought no relevant alterations (in excess of 5% of total capital stock) to the equity interests held by the Group's shareholders.

b. Capital reserves

The capital reserves are comprised as follows:

	09/2012	12/2011
Special goodwill reserve	380,560	380,560
Capital reserve – stock options	6,594	3,929
	387,154	384,489

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i) Takeover of the former subsidiaries TIM Sul and TIM NE – acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações at that time, recording goodwill amounting to R$157,556.

(ii) Acquisition of the shares of Holdco – purchase of Intelig

On December 30, 2009, the Special general Meeting of TIM Participações approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

Stock options

The balances relating to the expenses of the Company and its subsidiaries for the stock options granted to their employees are shown in the capital reserve account.

c. Treasury Shares

On July 26, 2011, the period ended for holders of the Company's preferred stock to manifest their disagreement with the entry into the "Novo Mercado" segment of the BM&F/Bovespa. Only one shareholder with 84,300 preferred shares exercised the right of withdrawal. In August 2011, his

shares were acquired by the Company, based on the equity value per share as at December 31, 2010 and calculated to four decimal places (R$4,1628 per share).

Furthermore, as decided by the Special General Meeting dated June 22, 2011, only whole numbers of the Company's common shares were delivered to non-dissenting preferred shareholders. The fractions of common shares arising from the conversion were also paid in August 2011 at the same reimbursement price paid to dissenting shareholders. In all, the total of the fractions of common shares totaled 725,026 shares.

d. Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects, and is supported by the capital budget.

According to the Company's bylaws, the reserve for expansion may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

e. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

On April 11, 2012, the Ordinary and Extraordinary Shareholders' Meeting of TIM Participações S.A. approved the payment of supplementary dividends (higher than the minimum compulsory dividends) amounting to R$229,159.

As stipulated in its latest bylaws approved on June 22, 2011, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

28 Stock Options

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average of the price of shares of TIM Participações S.A.. These calculations took into account the trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies. Performance conditions are taken into account over the three-year period from 2011 to 2013, measured in July each year.

Stock options are effective for 6 years, with one third exercisable at the end of July 2012, one third at the end of first half of 2013 and the remainder at the end of the first half of 2014. The Company has no legal or informal obligation to repurchase or settle the options in cash.

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. As mentioned above, as at June 30, 2012 there were no stock options eligible for exercise.

Using the accrual accounting principle, the expenses linked to the long-term benefit plan are being recognized on a monthly basis, and totaled R$2,665 as of September 30, 2012. The significant data included in the model were the following: average weighted share price of R$8.31 on the granting date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

29 Net operating revenue

	Consolidated	
	09/2012	09/2011
Service revenue		
Subscription and use	8,210,719	7,451,272
Network use	2,912,883	2,815,143
Long distance	2,377,399	2,339,801

NOTES TO QUARTERLY INFORMATION

VAS - Additional services	3,151,892	2,208,394
Others	163,062	154,657
	16,815,955	14,969,267
Service revenue – Landline	1,168,465	1,127,137
Service revenue	17,984,420	16,096,404
Goods sold	2,429,695	1,876,273
Gross operating revenue	20,414,115	17,972,677
Deductions from gross revenue		
Taxes	(4,429,534)	(3,977,922)
Discounts given	(2,052,979)	(1,474,616)
Returns and other	(193,568)	(144,730)
	(6,676,081)	(5,597,268)
Total net revenue	13,738,034	12,375,409

30 Cost of services provided and goods sold

	Consolidated	
	09/2012	09/2011
Personnel	(48,848)	(26,318)
Third party services	(287,621)	(258,223)
Interconnection	(3,451,398)	(2,998,927)
Depreciation and amortization	(1,334,040)	(1,277,034)
ANATEL fees	(8,826)	(7,225)
Rentals and insurance	(201,374)	(164,871)
Others	(12,555)	(12,398)
Cost of services provided	(5,344,662)	(4,744,996)
Cost of goods sold	(1,855,321)	(1,517,879)
	(7,199,983)	(6,262,875)

31 Selling expenses

	Consolidated	
	09/2012	09/2011
Personnel	(363,241)	(331,851)
Third party services	(1,596,984)	(1,664,225)
Advertising and publicity	(406,330)	(396,168)
Loss and allowance for doubtful accounts	(198,699)	(169,078)
ANATEL fees	(789,808)	(734,095)
Depreciation and amortization	(137,089)	(176,188)
Rentals and insurance	(40,291)	(28,434)
Other	(45,033)	(31,132)
	(3,577,475)	(3,531,171)

32 General and administrative expenses

	Parent Company		Consolidated	
	09/2012	09/2011	09/2012	09/2011
Personnel	(2,093)	(731)	(120,487)	(110,007)
Third party services	(4,450)	(5,031)	(331,774)	(306,161)
Depreciation and amortization			(255,141)	(249,209)
Rentals and insurance	(128)	(96)	(54,640)	(41,569)
Other	(457)	(302)	(24,558)	(21,165)
	(7,128)	(6,160)	(786,600)	(728,111)

33 Other (expenses) revenues, net

	Parent Company		Consolidated	
	09/2012	09/2011	09/2012	09/2011
Revenues				
Subvention income, net			5,606	1,635
Fines on telecommunications services			26,949	24,338
Other operating revenue			(11,864)	7,526
			20,691	33,499

NOTES TO QUARTERLY INFORMATION

Expenses				
FUST/FUNTTEL			(134,689)	(110,468)
Taxes, fees and contributions			(2,339)	364
Provision for contingencies – Reversal settlement	(559)	(711)	(170,480)	(124,527)
Other operating expenses	(6)	(319)	(28,438)	(13,602)
	(565)	(1,030)	(335,946)	(248,233)
Amortization of concessions			(251,478)	(246,515)
	(565)	(1,030)	(587,424)	(494,748)
Other operating expenses, net	(565)	(1,030)	(566,733)	(461,249)

34 Financial revenue

	Parent Company		Consolidated	
	09/2012	09/2011	09/2012	09/2011
Interest on financial investments	1,459	1,915	112,033	127,921
Interest received from clients	-	-	50,529	35,639
Monetary adjustment	12,141	731	68,063	38,085
Exchange rate variations	7	3	581,974	338,968
Other revenue	-	-	1,971	1,279
	13,607	2,649	814,570	541,892

35 Financial expenses

	Parent Company		Consolidated	
	09/2012	09/2011	09/2012	09/2011
Interest on loans and financing			(177,653)	(187,436)
Interest paid to suppliers			(17,533)	(8,233)
Interest on taxes and fees	(4)	(21)	(12,528)	(21,462)
Monetary adjustment	8	(159)	(62,978)	(8,204)
Discounts given	-	-	(45,024)	(37,647)
Exchange rate variations	(17)	(5)	(624,837)	(395,079)
Other expenses	8,090	(44)	(8,713)	(21,871)
	8,077	(229)	(949,266)	(679,932)

36 Income and social contribution tax expenses

	Consolidated	
	09/2012	09/2011
Current tax		
Income tax for the period	(277,461)	(209,548)
Social contribution tax for the period	(101,797)	(80,520)
Tax incentive – ADENE	56,475	94,423
	(322,783)	(195,645)
Deferred income tax		
Deferred income tax	(153,296)	(140,048)
Deferred social contribution tax	(55,211)	(38,201)
	(208,507)	(178,249)
	(531,290)	(373,894)

In 2010, TIM Celular requested the Northeast Development Agency (SUDENE) to transfer the Constituent Reports of TIM Nordeste, which was merged into the company in 2009 and was therefore recognized as the beneficiary of tax incentives that allow a reduction of 75% in income tax and additional non-refundable taxes in the States of Paraíba, Ceará, Pernambuco, Piauí, Alagoas, Rio Grande do Norte, Sergipe and Bahia, the effects of which are retroactive to the date of the merger. The Company also enjoys this benefit in the northern region, which is under jurisdiction of the Amazon Development Agency (SUDAM), in the States of Pará, Roraima, Mato Grosso, Amapá, Tocantins, Rondônia, Acre and Maranhão.

In 2011, the Company was recognized by SUDENE as beneficiary of a tax incentive allowing a reduction of 75% in income tax and additional non-refundable taxes calculated on income from the exploitation of the modernization of the Company's installed capacity intended for the provision of telecommunications services in the States of Pernambuco and Bahia.

In 2012, the Company was recognized by SUDENE as a beneficiary of a 75% reduction incentive for income tax and non-refundable additional amounts, which were calculated on the income from operations, arising from modernization of its installed capacity for the provision of telecommunications services in the states of Ceará, Rio Grande do Norte and Maranhão.

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

NOTES TO QUARTERLY INFORMATION

	Consolidated	
	09/2012	**09/2011**
Income before income tax and social contribution	1,472,548	1,253,963
Combined tax rate	34%	34%
Income and social contribution taxes at the combined tax rate	(500,666)	(426,347)
(Additions)/exclusions:		
Unrecognized tax losses and temporary differences	(55,568)	(16,694)
Provision (reversal of provision) for income and social contribution tax contingencies	(1,617)	10,373
Deferred IR and CS Effect on REFIS	(40,377)	(32,046)
Permanent additions	(16,064)	(6,338)
Tax incentive – ADENE	56,475	94,423
Other amounts	26,527	2,735
	(30,624)	52,453
Income and social contribution taxes charged to income for the period	(531,290)	(373,894)

37 Earnings per share

(a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the company by the weighted average number of shares issued during the year.

	09/2012	**09/2011**
Income attributable to shareholders of the company	941,257	879,464
Weighted average number of shares issued (thousands)	2,416,837	2,217,374
Basic earnings per share	0.3895	0.3968

(b) Diluted Earnings

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

NOTES TO QUARTERLY INFORMATION

	09/2012	09/2011
Earnings attributable to company shareholders	941,257	879,464
Average weighted number of common shares issued (thousands)	2,417,290	2,217,374
Diluted earnings per share	0.3894	0,3968

38 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets	
	09/2012	12/2011
Telecom Personel Argentina (1)	3,010	1,868
Telecom Italia Sparkle (1)	28,273	22,254
Telecom Italia S.p.A. (2)	-	10,315
Lan Group (4)	11,021	-
Others	4,553	3,141
Total	46,857	37,578

	Liabilities	
	09/2012	12/2011
Telecom Italia S.p.A. (2)	12,841	31,879
Telecom Personel Argentina (1)	3,090	2,676
Telecom Italia Sparkle (1)	10,927	6,672
Italtel (3)	30,646	22,257
Others	5,723	10,343
Total	63,227	73,827

	Revenue	
	09/2012	09/2012
Telecom Italia S.p.A. (2)	2,923	12,117
Telecom Personel Argentina (1)	4,278	2,963
Telecom Italia Sparkle (1)	40,344	22,703

Other	1,258	1,082
Total	48,803	38,865

	Cost/Expense	
	09/2012	09/2011
Telecom Italia S.p.A. (2)	3,679	11,572
Telecom Italia Sparkle (1)	22,086	15,415
Telecom Personel Argentina (1)	5,643	5,225
Lan Group (4)	18,376	12,360
Others	8,266	1,328
Total	58,050	45,900

(1) These amounts refer to roaming, value-added services (VAS) and assignment of means.
(2) These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).
(3) The amounts refer to the development and maintenance of software used in invoicing telecommunications services.
(4) The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

Transactions with related parties are entered into on an arm's length basis.

39 Transactions with Telefonica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the entire capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the

purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation *de facto* and *ipso jure* in Brazil, so that Telefónica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

As at September 30, 2012, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code) at regular prices and conditions, in accordance with the applicable legislation. As at September 30, 2012, the receivables and payables arising from these agreements amounted to R$173,036 and R$154,068 respectively (R$163,913 and R$132,863 as at December 31, 2011). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$1,041,643 and R$813,651 (R$1,011,477 and R$740,395 as at September 30, 2011) respectively.

40 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As at September 30, 2012, the subsidiaries' financing indexed to foreign currency was fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market's current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the part of the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as at September 30, 2012, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii) Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. As at September 30, 2012 and December 31, 2011, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As at September 30, 2012 and December 31 2011, no customers accounted for

more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	09/2012			12/2011		
	Assets	Liabilities	Net	Assets	Liabilities	Net
Derivative transactions	188,340	(103,770)	84,570	121,204	(166,133)	(44,929)
Current portion	110,919	(48,401)	62,518	55,889	(77,055)	(21,166)
Non-current portion	77,421	(55,369)	22,052	65,315	(89,078)	(23,763)

The consolidated financial derivative instruments with long-term maturities as at September 30, 2012 have the following maturity schedule:

	Assets	Liabilities
2013	-	(7,178)
2014	-	(10,289)
2015	-	(4,491)
2016	61,427	(24,883)
2017 onwards	15,994	(8,528)
	77,421	(55,369)

Consolidated financial assets and liabilities measured at fair value:

NOTES TO QUARTERLY INFORMATION

September 30, 2012	Level 1	Level 2	Total
Assets			
Financial assets at fair value through profit or loss			
- Trading securities	1,860,426		1,860,426
- Derivatives used for hedging purposes		188,340	188,340
Total assets	**1,860,426**	**188,340**	**2,048,766**
Liabilities			
Financial liabilities at fair value through profit or loss			
- Derivatives used for hedging purposes		103,770	**103,770**
Total liabilities	**-**	**103,770**	**103,770**

December 31, 2011	Level 1	Level 2	Total
Assets			
Financial assets at fair value through profit or loss			
- Trading securities	3,180,369		3,180,369
- Derivatives used for hedging purposes		121,204	121,204
Total assets	**3,180,369**	**121,204**	**3,301,573**
Liabilities			
Financial liabilities at fair value through profit or loss			
- Derivatives used for hedging purposes	-	166,133	166,133
Total liabilities	**-**	**166,133**	**166,133**

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

NOTES TO QUARTERLY INFORMATION

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices of financial institutions or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

			Consolidated
	Receivables	**Assets at fair value through profit or loss**	**Total**
September 30, 2012			
Assets, according to balance sheet			
Derivative financial instruments	-	188,340	188,340
Trade accounts receivable and other accounts receivable, excluding prepayments	4,033,050	-	4,033,050
Financial assets measured at fair value through profit or loss		1,860,426	1,860,426
Cash and cash equivalents	108,725	-	108,725
	4,141,775	**2,048,766**	**6,190,541**

			Consolidated
	Liabilities measured at fair value through profit or loss	**Other financial liabilities**	**Total**
September 30, 2012			
Liabilities, according to balance sheet			
Loans		3,580,901	3,580,901

NOTES TO QUARTERLY INFORMATION

Derivative financial instruments	103,770		103,770
Suppliers and other obligations, except legal obligations	-	3,461,999	3,461,999
	103,770	**7,042,900**	**7,146,670**

	Consolidated		
	Receivables	**Assets at fair value through profit or loss**	**Total**
December 31, 2011			
Assets, according to balance sheet			
Derivative financial instruments		121,204	121,204
Trade accounts receivable and other accounts receivable, excluding prepayments	3,345,494		3,345,494
Financial assets measured at fair value through profit or loss		3,180,369	3,180,369
Cash and cash equivalents	110,231		110,231
	3,455,725	**3,301,573**	**6,757,298**

	Consolidated		
	Liabilities measured at fair value through profit or loss	**Other financial liabilities**	**Total**
December 31, 2011			
Liabilities, according to balance sheet			
Loans		3,660,583	3,660,583
Derivative financial instruments	166,133		166,133
Suppliers and other obligations, excluding legal obligations		3,709,301	3,709,301
	166,133	**7,369,884**	**7,536,017**

Capital management

The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

The Company's policy for protection against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries' cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As at September 30, 2012 and December 31, 2011, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as at September 30, 2012 and December 31, 2011:

NOTES TO QUARTERLY INFORMATION

September 30, 2012

		COUNTERPARTY					AVERAGE SWAP RATES	
CURRENCY	Type of SWAP	DEBT	SWAP	Total Debt	Total Swap (Active Leg Accrual)	% Cover-age	Active Leg	Passive Leg
R$	PRE X DI	BNB	Santander	46,260	9,567	21%	10.54%	69.80% of CDI
R$	TJLP X DI	BNDES	Santander, Itaú	1,144,312	76,434	7%	TJLP + 4.2%	94.78% of CDI
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	829,913	829,913	100%	LIBOR 6M + 0.79%	95.02% of CDI
USD	LIBOR X DI	BNP	CITI, BES	269,660	269,660	100%	LIBOR 6M + 2.53%	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	243,390	243,411	100%	(LIBOR 3M + 1.25%) x 1,18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	203,157	203,174	100%	1.84%	92.50% of CDI

December 31, 2011

		COUNTERPARTY					AVERAGE SWAP RATES	
Curren-cy	Type of de SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)	% of Coverage	Active leg	Passive leg
R$	PRE X DI	BNB	Santander + ITAÚ	73,735	28,992	39%	10.96%	72.02% of CDI
R$	TJLP X DI	BNDES	Santander + ITAÚ	1,575,385	139,140	9%	TJLP + 4.2%	91.43% of CDI
USD	LIBOR X DI	BEI	Santander+ CITI + MS	532,124	532,124	100%	LIBOR 6M + 0.62%	95.42% of CDI
USD	LIBOR X DI	BNP	CITI + BES	267,774	267,768	100%	LIBOR 6M + 2.53%	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	223,382	223,401	100%	(LIBOR 3M + 1.25%) x 1.18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	187,196	187,347	100%	1.84%	92.50% of CDI

NOTES TO QUARTERLY INFORMATION

	Object	Currency	Reference (Notional) Amount 09/2012	12/2011	Fair Value 09/2012	12/2011
Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	4,589	14,443		
Active position					9,646	29,080
Passive position					(8,185)	(25,185)
Net balance					**1,461**	**3,895**
TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	75,697	137,631		
Active position					77,393	141,036
Passive position					(75,668)	(137,287)
Net balance					**1,725**	**3,749**
USD exchange risk vs. CDI	Full protection against exchange variation risk granted by banks BNP Paribas, BEI, BOFA and JP Morgan	USD	1,433,952	1,213,820		
Active position					1,509,897	1,160,165
Passive position					(1,428,513)	(1,212,738)
Net balance					**81,384**	**(52,573)**
Total			**1,514,238**	**1,365,894**	**84,570**	**(44,929)**

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	**09/2012**	**Probable Scenario**	**Possible Scenario**	**Remote Scenario**
Fixed-rate debt (partial amount)	9,646	9,646	9,601	9,558
Fair value of swaps receivable	9,646	9,646	9,601	9,558
Fair value of swaps payable	(8,185)	(8,185)	(8,174)	(8,163)
Net swap exposure	**1,461**	**1,461**	**1,428**	**1,395**
TJLP-indexed debt (partial amount)	77,393	77,393	76,820	76,261
Fair value of swaps receivable	77,393	77,393	76,820	76,261
Fair value of swaps payable	(75,668)	(75,668)	(75,662)	(75,657)
Net swap exposure	**1,725**	**1,725**	**1,157**	**604**
USD-indexed debit (BNP Paraibas, BEI, BOFA and JP Morgan)	1,509,897	1,509,897	1,899,753	2,294,562
Fair value of swap receivable	1,509,897	1,509,897	1,899,753	2,294,562

Fair value of swap payable	(1,428,513)	(1,428,513)	(1,428,146)	(1,428,089)
Net swap exposure	**81,384**	**81,384**	**471,607**	**866,473**

Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as at September 30, 2012 basically rely on assumptions relating to variations of the market interest rates including the TJLP and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario
CDI	7.36%	9.20%	11.04%
TJLP	5.50%	6.88%	8.25%
USD	2.0306	2.5383	3.0459

Gains and losses with derivatives in the period

	09/2012
Fixed interest risk vs. CDI	298
TJLP risk vs. CDI	(154)
USD exchange risk vs. CDI	72,164
Net gains (losses)	**72,308**

41 Pension plans and other post-employment benefits

	Consolidated	
	09/2012	12/2011
PAMEC/active participants' policy	318	318

Supplementary Pension Plan

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

Term of atypical contractual relationship

Until December 31, 2010, the Company understood that it was the succeeding sponsoring company, as a result of the partial spin-off of Telecomunicações do Paraná S.A. – Telepar, of the private pension plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement ("TRCA"). As at December 31, 2010, the Company had provisions for 4 persons to whom the Company was deemed liable for the payment of the plan's obligations.

Based on analyses prepared by internal and external counsel, the views of renowned specialists in the sector and case law applying to cases similar to TRCA in other entities, the Company reviewed its position and currently believes it is not liable for this plan. Due to this new position, the outstanding balances recorded in 2010 (R$4,362) were reversed in December 31, 2011.

SISTEL and TIMPREV

The Company, the former TIM Nordeste and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system's former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and its subsidiaries, like other companies resulting from the former TELEBRÁS system, created in 2002 a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, hereafter the Statutes of TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor's regular contribution will correspond to 100% of a participant's basic contribution, and TIMPREV's managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

- Normal retirement pension
- Early retirement pension
- Disability pension
- Deferred proportional benefit
- Death benefit

However, as not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the Subsidiaries;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the Subsidiaries;

As in the case of the TRCA, as at December 31, 2010, the Company understood that it was liable for the participants related to the Company and its subsidiaries regarding the health care plan for retired employees and their dependents, on a shared-cost basis ("PAMA"). Based on the analyses carried out by its internal and external counsel, the Company reviewed its position, and it currently believes it is not liable for this plan. Due to this new position, the outstanding balances recorded in 2010 (R$4,486) were reversed in December 31, 2011.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are

not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans - SPC, the Ministry of Social Security approved the transfer of the management of the benefits plans PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM Prev Nordeste (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The PBS Assistidos plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which from now on is called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

For the nine-month period ended September 30, 2012, contributions to pension plans and other post-employment benefits amounted to R$179,800 (R$229 in the same period of 2011).

42 Management Fees

Key management includes statutory officers and the Board of Directors. The remuneration paid or payable to key management personnel for their services in the period ended on September 30, 2012 amounted to R$9,359 (R$6,141 during the same period in 2011).

43 Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as at September 30, 2012, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$25,588,935
General Third Party Liability - RCG	R$53,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Pain and Suffering.
Vehicles (Executive and Operational Fleets)	R$1,000 for Optional Civil Liability (Property and Personal Damage) and R$100 for pain and suffering.

44 Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2013	411,641
2014	432,635
2015	453,402
2016	474,712
2017	497,023
	2,269,413

45 Expenses by type

	09/2012	09/2011
Expenses by type		
Cost of services provided and goods sold	(7,199,983)	(6,262,875)
Selling expenses	(3,577,475)	(3,531,171)
General and administrative expenses	(786,600)	(728,111)
Other operating revenue /expense	(566,733)	(461,249)
	(12,130,791)	(10,983,406)
Classified as:		
Personnel	(532,576)	(468,176)
Advertising and publicity	(406,330)	(396,168)
Third party services	(2,216,379)	(2,228,609)
Interconnection	(3,451,398)	(2,998,927)
Cost of goods sold	(1,855,321)	(1,517,879)
Depreciation and amortization	(1,977,748)	(1,931,179)
Allowance for doubtful accounts	(198,699)	(169,078)
Taxes, fees and contributions	(935,662)	(867,559)
Rentals and insurance	(296,305)	(236,506)
Provision for contingencies	(170,480)	(124,527)
Other	(89,893)	(44,798)
	(12,130,791)	(10,983,406)

46 Business combinations

As mentioned in note 1, as at October 31, 2011, the wholly-owned subsidiary TIM Celular purchased, from Companhia Brasiliana de Energia and AES Elpa S.A. (companies of the AES Brasil Group), 100% of the shares of Eletropaulo Telecomunicações Ltda. and 98.3% of the shares of AES Communications Rio de Janeiro S.A. The amounts disbursed were R$1,074,179 and R$447,471 respectively. Due to this acquisition, the Company has now a great opportunity to expand its business through the development of services for corporate clients and the launch of residential broadband services. Furthermore, it also foresees significant cost savings in the areas of interconnection and rental of media.

The table below summarizes the amounts paid for the acquisition of control of the aforementioned companies, as well as the amounts provisionally determined for the assets identified and the liabilities assumed on the acquisition date, in addition to the fair value of the acquisition of minority interests on the acquisition date:

NOTES TO QUARTERLY INFORMATION

	Provisional Values	
	Eletropaulo Telecomunicações Ltda.	AES Communications Rio de Janeiro S.A.
As at October 31, 2011		
Cash	1,074,179	447,471
Fair value of minority interests		7,938
Total consideration	1,074,179	455,409
Amounts recognized for identifiable assets and liabilities assumed		
Cash and cash equivalents	15,477	3,496
Financial assets at fair value through profit or loss	1,170	
Accounts receivable	19,868	18,156
Taxes recoverable	22,064	18,227
Court deposits	501	63
Other assets	374	334
Property, plant and equipment	164,198	120,639
Intangible assets	9,196	2,941
Loans and financing	(67,619)	(22,024)
Suppliers	(6,779)	(6,063)
Labor obligations	(5,514)	(3,391)
Taxes payable	(21,671)	(18,336)
Other liabilities	(5,973)	(1,933)
Provision for contingencies	(11)	(472)
Total net assets identified	125,281	111,637
Goodwill	948,898	343,772

The purchase price allocation process is in its final phase and any adjustments in the quarterly information of the Company will be recorded retroactively, as provided for in IFRS 3. The conclusion of said assessments, as well as for the identification and valuation of new assets and liabilities that may be allocated during the business combination process, will be on October 31, 2012. The related disclosures will be presented in the December 31, 2012 financial statements.

Due to the complexity of the assessment, the Company has concentrated its efforts on the identification of the principal factors that led to the acquisition of control in said entities. As mentioned herein, the principal factors were the possibility of expansion in the corporate segment and the launch of residential broadband services. In essence, these factors represent the capacity of the company to obtain gains from the assets purchased that exceed the amounts currently recorded by the companies, and, in consequence, are not allocated to a specific asset or liability, representing goodwill.

Thus, according to the understanding of the management, goodwill amounts are substantially composed of synergies, cost reductions and expectations of future profits.

With regard to the goodwill recognized, in spite of the fact that the processes of recording the business combination and determining goodwill have not yet been concluded, TIM Celular carried out a general analysis of these amounts, which were provisionally determined as at December 31, 2011, based on the business plan that supported the acquisition, and concluded that no recognition of impairment is required.

As mentioned in note 1, on August 29, 2012 TIM Fiber RJ and TIM Fiber SP waived their SCM concessions to Anatel. On the same date, (i) the Shareholders' Meeting of TIM Fiber SP and (ii) the Annual Shareholders' Meeting of TIM Fiber RJ and TIM Celular were held to decide on the merger of TIM Fiber SP and TIM Fiber RJ into TIM Celular. As a result of this transaction, the entire client base of TIM Fiber SP and TIM Fiber RJ migrated to TIM Celular.

The merger of TIM Fiber SP and TIM Fiber RJ in TIM Celular changed the tax basis of the goodwill recorded. As of September 30, 2012, the subsidiary TIM Celular was still evaluating the tax impacts of the mentioned mergers.

47 Supplementary disclosure about consolidated cash flow

	September 30,2012	September 30, 2011
Interest paid	225,307	181,201
Income and social contribution taxes paid	193,956	202,961

48 Subsequent events

On October 16, 2012, the subsidiary TIM Celular, together with the other operators which won the 4G licenses bid (occurred in June 2012) signed the Authorization Contracts related to the use of 2,5GHz frequency for the exploitation of SMP and SCM services. The Company paid 10% of the amount related to the Authorization acquired, disbursing R$36.478. The remaining 90% shall be settled until June 5, 2013.

Also on October 16, 2012, the subsidiary Intelig was authorized to use the 450MHz frequency in order to comply with the rural service commitments related to 4G licenses.

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese

Report on Review of Quarterly Information

To the Board of Directors and Shareholders
TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A., included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2012, comprising the balance sheet as at that date and the statements of income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 appli-

cable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2012. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, October 30, 2012

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sergio Eduardo Zamora
Contador CRC 1SP168728/O-4 "S" RJ

Opinions and Statements / Report of the Fiscal Council or Equivalent Board

Fiscal Council Report
October 29, 2012

Date, Time and Place: October 29, 2012, at 10h00m, City and State of Rio de Janeiro.

The members of the Fiscal Council of TIM Participações S.A., in the exercise of their duties and legal responsibilities, as under Article 163 of the Stock Corporations Act, reviewed and analyzed the quarterly information, together with the limited review report of Independent Auditors PricewaterhouseCoopers, for the period then ended in September 30, 2012 and, considering the information provided by management and the independent auditors, judge as appropriate the information for approval by the Board of Directors of the Company under the Stock Corporations Act.

Rio de Janeiro, October 29, 2012

ALBERTO EMMANUEL WHITAKER
Chairman of Fiscal Council

OSWALDO ORSOLIN
Member of Fiscal Council

CARLOS ALBERTO CASER
Member of Fiscal Council

SAMUEL DE PAULA MATOS
Member of Fiscal Council

Opinions and Statements / Directors' Statement on the Financial Statements

DIRECTORS' STATEMENT

Andrea Mangoni (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogerio Tostes Lima (Investors Relation Officer) and Jaques Horn (Legal Director), as statutory Directors of TIM Participações S.A., declares, pursuant to item VI of paragraph 1 of Article 25 of the Securities and Exchange Commission nº 480, of December 7, 2009, as amended, together with the other directors of the Company, has reviewed, discussed and agreed with the Company's Financial Statement for the period ended September 30, 2012.

Rio de Janeiro, October 30, 2012

ANDREA MANGONI
Chief Executive Officer

CLAUDIO ZEZZA
Chief Financial Officer

LORENZO FEDERICO ZANOTTI LINDNER
Chief Operations Officer

DANIEL JUNQUEIRA PINTO HERMETO
Purchasing & Supply Chain Officer

MARIO GIRASOLE
Regulatory Affairs Officer

ROGER SOLE RAFOLS
Chief Marketing Officer

ROGÉRIO TOSTES LIMA
Investors Relation Officer

JAQUES HORN
Legal Director

Opinions and Statements / Directors' Statement on the Auditor's Report on Special Review

DIRECTORS' STATEMENT

Andrea Mangoni (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogerio Tostes Lima (Investors Relation Officer) and Jaques Horn (Legal Director), as statutory Directors of TIM Participações S.A., declares, pursuant to item V of paragraph 1 of Article 25 of the Securities and Exchange Commission nº 480, of December 7, 2009, as amended, together with the other directors of the Company, has reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended September 30, 2012.

Rio de Janeiro, October 30, 2012

ANDREA MANGONI
Chief Executive Officer

CLAUDIO ZEZZA
Chief Financial Officer

LORENZO FEDERICO ZANOTTI LINDNER
Chief Operations Officer

DANIEL JUNQUEIRA PINTO HERMETO
Purchasing & Supply Chain Officer

MARIO GIRASOLE
Regulatory Affairs Officer

ROGER SOLE RAFOLS
Chief Marketing Officer

ROGÉRIO TOSTES LIMA
Investors Relation Officer

JAQUES HORN
Legal Director